UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.)

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HP INC.

(Name of Registrant as Specified In Its Charter)

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Message from the Chairman and Lead Independent Director



Margaret C. Whitman
Chairman of the Board



Rajiv L. Gupta
Lead Independent Director

To our Stockholders:

We are pleased to invite you to attend the annual meeting of stockholders of HP Inc. on Monday, April 17, 2017 at 2:00 p.m., Pacific Time. This year's annual meeting will again be a completely virtual meeting of stockholders, conducted via live audio webcast. You will be able to attend the annual meeting of stockholders online and submit questions during the meeting by visiting www.hpannualmeeting.com or www.hp.onlineshareholdermeeting.com. You will also be able to vote your shares electronically at the annual meeting (other than shares held through our 401(k) Plan, which must be voted prior to the meeting).

We are embracing the latest technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. As we've learned, hosting a virtual meeting enables increased stockholder attendance and participation from locations around the world. In addition, the online format allows us to communicate more effectively via a pre-meeting forum that you can enter by visiting www.hpannualmeeting.com or www.proxyvote.com/HP.

Further details about how to attend the meeting online and the business to be conducted at the annual meeting are included in the accompanying Notice of Annual Meeting and Proxy Statement.

We are again providing access to our proxy materials online under the U.S. Securities and Exchange Commission's "notice and access" rules. As a result, we are mailing to many of our stockholders a notice instead of a paper copy of this proxy statement and our 2016 Annual Report. The notice contains instructions on how to access documents online. The notice also contains instructions on how stockholders can receive a paper copy of our materials, including this proxy statement, our 2016 Annual Report, and a form of proxy card or voting instruction card. Those who do not receive a notice, including stockholders who have previously requested to receive paper copies of proxy materials, will receive a paper copy by mail unless they have previously requested delivery of materials electronically. This distribution process is more resource and cost efficient.

Your vote is important. Regardless of whether you participate in the annual meeting, we hope you vote as soon as possible. You may vote by proxy online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card. Voting online or by phone, written proxy or voting instruction card ensures your representation at the annual meeting regardless of whether you attend the virtual meeting.

Thank you for your ongoing support of, and continued interest in, HP Inc.

Sincerely,

Margaret C. Whitman
Chairman of the Board

Rajiv L. Gupta
Lead Independent Director

1501 Page Mill Road
Palo Alto, California 94304
(650) 857-1501

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

This Notice of Annual Meeting, Proxy Statement and Form of Proxy are being distributed and made available on or about February 17, 2017.

Time and Date

2:00 p.m., Pacific Time, on Monday, April 17, 2017

Place

Online at www.hpannualmeeting.com or www.hp.onlineshareholdermeeting.com

Items of Business

(1) Management Proposal - To elect the 12 directors named in this proxy statement
(2) Management Proposal - To ratify the appointment of the independent registered public accounting firm for the fiscal year ending October 31, 2017
(3) Management Proposal - To approve, on an advisory basis, the Company's executive compensation ("say on pay" vote)
(4) Management Proposal - To approve, on an advisory basis, the frequency of future "say on pay" votes
(5) To consider such other business as may properly come before the meeting

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date

You are entitled to vote only if you were an HP Inc. stockholder as of the close of business on February 16, 2017.

By order of the Board of Directors,



Kim M. Rivera
Chief Legal Officer, General Counsel and Secretary

Voting



Internet	Telephone	Mail
www.hpannualmeeting.com or www.proxyvote.com/HP prior to the meeting. During the meeting please visit www.hpannualmeeting.com or www.hp.onlineshareholdermeeting.com	1-800-690-6903	You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. Return the card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.





Your vote is very important. Regardless of whether you plan to virtually attend the annual meeting, we hope you will vote as soon as possible. You may vote your shares over the Internet or via a toll-free telephone number. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. Stockholders of record and beneficial owners will be able to vote their shares electronically at the annual meeting (other than shares held through the HP Inc. 401(k) Plan, which must be voted prior to the meeting). For specific instructions on how to vote your shares, please refer to the section entitled *Questions and Answers—Voting Information* beginning on page 62 of the proxy statement.

Virtual Meeting Admission

Stockholders of record as of February 16, 2017, will be able to participate in the annual meeting by visiting our annual meeting website www.hpannualmeeting.com or www.hp.onlineshareholdermeeting.com. To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials.

The annual meeting will begin promptly at 2:00 p.m., Pacific Time. Online check-in will begin at 1:30 p.m., Pacific Time, and you should allow ample time for the online check-in procedures.

Annual Meeting Website and Pre-Meeting Forum

The online format used by HP Inc. for the annual meeting also allows us to communicate more effectively with you. Stockholders can access our pre-meeting forum, where you can submit questions in advance of the annual meeting, by visiting our annual meeting website at www.hpannualmeeting.com or www.proxyvote.com/HP. Stockholders can also access copies of our proxy statement and annual report at the annual meeting website.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 17, 2017. The definitive proxy statement and HP Inc.'s 2016 Annual Report are available electronically at www.proxyvote.com/HP.

Proxy Statement Summary

The following is a summary of certain key disclosures in our proxy statement. This is only a summary, and it may not contain all of the information that is important to you. For more complete information, please review the proxy statement as well as our 2016 Annual Report, which includes our Annual Report on Form 10-K. References to "HP," "the Company," "we," "us" or "our" refer to HP Inc. (formerly known as Hewlett-Packard Company ("HP Co.")).

Management Proposal No. 1	Election of Directors

 The Board recommends a vote FOR each director nominee

- Our Board is committed to independent oversight of HP.
- 10 of our 12 director nominees are independent and our Board is led by both a non-executive Chairman and a Lead Independent Director.[1]
- Key information regarding all of our 12 Board nominees is summarized in the table below.

📄 Further information on page 9.

Name Principal Occupation	Age	HP Director Since	Committees	Independent	Other Current Public Company/ Public Registrant Boards
Aida M. Alvarez Chair, Latino Community Foundation	60	2016	HRC NGSR	YES	None
Shumeet Banerji Co-Founder and Partner, Condorcet, LP	57	2011	HRC NGSR **(Chair)**	YES	Innocoll AG
Carl Bass Former President and Chief Executive Officer, Autodesk Inc.	59	2015	FIT HRC	YES	Autodesk, Inc.
Robert R. Bennett Managing Director, Hilltop Investments, LLC	58	2013	AC FIT **(Chair)**	YES	Discovery Communications, Inc. Liberty Media Corporation
Charles V. Bergh President and Chief Executive Officer, Levi Strauss & Co.	59	2015	HRC NGSR	YES	Levi Strauss & Co.
Stacy Brown-Philpot Chief Executive Officer, TaskRabbit	41	2015	AC NGSR	YES	None
Stephanie A. Burns Former Chief Executive Officer and Chairman, Dow Corning	61	2015	AC FIT	YES	Corning, Inc. Kellogg Company
Mary Anne Citrino Senior Advisor and former Senior Managing Director, The Blackstone Group	57	2015	AC **(Chair)** FIT	YES	Dollar Tree, Inc. Royal Ahold Delhaize Alcoa Corporation
Stacey Mobley Former Senior Vice President, Chief Administrative Officer and General Counsel, E.I. du Pont de Nemours and Company	71	2015	HRC NGSR	YES	International Paper Company
Subra Suresh President, Carnegie Mellon University	60	2015	AC FIT	YES	None
Dion J. Weisler President and Chief Executive Officer, HP Inc.	49	2015		NO	None
Margaret C. Whitman President and Chief Executive Officer, Hewlett Packard Enterprise Co.	60	2011	FIT	NO	The Procter & Gamble Company Hewlett Packard Enterprise Co.

- AC – Audit Committee
- FIT – Finance, Investment and Technology Committee
- HRC – HR and Compensation Committee
- NGSR – Nominating, Governance and Social Responsibility Committee

[1] Mr. Rajiv Gupta, who currently serves as our Lead Independent Director and Chair of the HRC Committee, is not standing for re-election at this annual meeting. A new Lead Independent Director and a new Chair of the HRC Committee will be appointed to serve in these roles.

Board Composition[1]

Independence



8.3%
Our CEO

8.3%
Non-executive Chairman

83.4%
Independent Directors

Gender Diversity



42%
Female

58%
Male

Tenure (inc. HP Co. tenure)



16.7%
5-8 years

75%
0-2 years

8.3%
3-4 years

[1] Does not include Mr. Gupta who is not standing for re-election at this annual meeting.

Governance Highlights

Independent Board Leadership	• Robust board leadership with non-executive Chairman and Lead Independent Director roles, more details beginning on page 19. • Our Lead Independent Director participates in a robust stockholder outreach program. • Our Lead Independent Director works with our non-executive Chairman to coordinate the annual performance valuation of the CEO. • Our Lead Independent Director works annually with our non-executive Chairman to oversee Board, committee and individual director effectiveness.
Other Governance Best Practice	• Our Bylaws provide our stockholders with a proxy access right. • All members of our key committees are independent. • Our stockholders owning 25% or more of our common stock have a right to call special meetings. • Directors are elected annually by majority vote in uncontested director elections. • Each director nominee has agreed to resign from the Board in the event that he or she fails to receive a majority vote. • We have a robust stockholder and investor outreach program. • Non-employee directors are expected to own Company stock equal to at least five times their annual cash Board retainer within five years.

Management Proposal No. 2	**Ratification of Independent Registered Public Accounting Firm**

 The Board recommends a vote FOR this Proposal

• The Audit Committee of the Board has selected Ernst & Young LLP to act as HP's registered public accounting firm for the fiscal year ending October 31, 2017, and seeks ratification of the selection.

📄 Further information on page 30.

Management Proposal No. 3	**Advisory Vote to Approve Executive Compensation ("Say on Pay" Vote)**

 The Board recommends a vote FOR this Proposal

• Our Board and the HRC Committee are committed to excellence in corporate governance and to an executive compensation program that aligns the interests of our executives with those of our stockholders. To fulfill this mission, we have a pay-for-performance philosophy that forms the foundation for decisions regarding executive compensation.

• Our compensation programs have been structured to balance near-term results with long-term success, and enable us to attract, retain, focus, and reward our executive team for delivering stockholder value.

📄 Further information, including an overview of the compensation of our NEOs, on page 32.

Management Proposal No. 4

Advisory Vote on the Frequency of Future "Say on Pay" Votes

 The Board recommends ANNUAL voting

- Our stockholders currently have the opportunity to participate annually in an advisory vote on our executive compensation.
- The Board believes that annual voting on HP's executive compensation sets the correct, ongoing cadence for dialogue between HP and its stockholders on executive compensation matters.

📄 Further information on page 57.

Business Overview and Performance

HP Inc. is comprised of the following business segments: Personal Systems, Printing, and Corporate Investments. In fiscal 2015, we executed the largest corporate separation in history without customer or partner disruption, creating two market-leading, independent, publicly-traded companies with strong financial foundations, compelling innovation roadmaps, sharp strategic focus, and experienced leadership teams. In fiscal 2016, our objective was to achieve a successful transition following the separation, while continuing to focus on providing value to our stockholders.

Our continued efforts resulted in the following accomplishments:

- Executed our strategy in the core business with a strong portfolio and profitable share gains through detailed customer segmentation, in growth areas including graphics and commercial mobility, and in future categories with the launch of our multi-jet 3D printing solutions.

- Announced the definitive agreement to acquire Samsung's printer business to accelerate our disruption of the A3 copier segment, one of the key growth areas in Printing. This transaction is expected to close in the second half of fiscal 2017.
- Returned over $2 billion of capital to stockholders in the form of dividends and share repurchases.
- Celebrated the 50th anniversary of HP Labs, our hub for innovation and megatrends.
- Established HP Tech Ventures, which gives us greater connections with Silicon Valley's start-up community and the cutting edge of tech, to help accelerate our future.

In a challenging global macroeconomic and foreign currency environment, our fiscal 2016 results for the incentive plan included:

$48.2 billion

in Corporate Revenue
(as defined on page 38) compared to a target goal of $52.5 billion under our annual incentive plan.

$3.0 billion

in Corporate Net Earnings
(as defined on page 38) compared to a target goal of $3.1 billion under our annual incentive plan.

6.6%

Corporate Free Cash Flow
(as a percentage of revenue; as defined on page 38) and including adjustment defined on footnote 2 on page 39 compared to a target goal of 5.2% under our annual incentive plan.

Through discipline and focus, we out-performed our competition and gained market share throughout the year. We have momentum as we enter fiscal 2017 with the best product lineup in decades and a consistent strategy to further stabilize revenue. We have an incredible channel network, passionate employees and a culture committed to keep reinventing.

Executive Compensation Philosophy

Alignment with Stockholders and Compensation Best Practices

Pay-for-Performance

✓ The majority of target total direct **compensation** for executives is **performance-based** as well as **equity-based to align their rewards with stockholder value**

✓ Total direct compensation is **targeted** at or near the market **median**

✓ **Actual realized** total direct compensation and **pay positioning** are designed to fluctuate with, and be **commensurate with, actual annual and long-term performance recognizing companywide, business, and individual results**

✓ **Incentive awards** are heavily dependent upon our stock performance, and are measured against **objective financial metrics** that we believe **link** either directly or indirectly **to the creation of value** for our stockholders. In addition, 25% of our target annual incentives are contingent upon the achievement of qualitative objectives that we believe will contribute to our long-term success

✓ We balance growth and return objectives, top and bottom line objectives, and short and long-term objectives to reward for overall performance that does not over-emphasize a singular focus

✓ A significant portion of our long-term incentives are delivered in the form of performance-adjusted restricted stock units **"PARSUs"**, which vest only upon the achievement of two- and three-year **relative TSR** and **ROIC** objectives

✓ We provide **no U.S. supplemental** defined benefit pensions

✓ We validate our **pay-for-performance** relationship on an annual basis

Corporate Governance

✓ We generally **do not enter** into individual executive compensation agreements

✓ We **devote significant time** to management succession planning and leadership development efforts

✓ We maintain a **market-aligned** severance policy for executives that does **not** have automatic **single-trigger equity vesting** upon a change in control when the acquirer assumes the equity awards

✓ The HRC Committee utilizes an **independent** compensation consultant

✓ Our compensation programs **are designed to mitigate compensation-related risk to the organization from both a financial and reputational perspective**

✓ We maintain **stock ownership guidelines** for executive officers and non-employee directors

✓ We **prohibit** executive officers and directors from engaging in any form of **hedging** transaction, from holding HP securities in margin accounts and **pledging** as collateral for loans in a manner that could create compensation-related risk for the Company

✓ We conduct a robust **stockholder outreach** program throughout the year

✓ We **disclose** our corporate performance goals and achievements relative to these goals

Components of Compensation

Our primary focus in compensating executives is on the longer-term and performance-based elements of compensation. The table below shows our pay components, along with the role and factors for determining each pay component. The percentages are based on the average percentage among the NEOs, and do not include our one-time Launch Grants discussed on page 42.

Pay Component	Role	Determination Factors
Base Salary  **13%**	• Fixed portion of annual cash income	• Value of role in competitive marketplace • Value of role to the Company • Skills and performance of individual compared to the market as well as others in the Company
Annual Incentive (*i.e., PfR Plan*)  **17%**	• Variable portion of annual cash income • Focus executives on annual objectives that support the long-term strategy and creation of value	• Target awards based on competitive marketplace and level of experience • Actual awards based on actual performance against annual corporate, business unit and individual goals
Long-Term Incentives  **70%** • Restricted Stock Units (RSUs) • PARSUs	• Reinforce need for long-term sustained performance • Align interests of executives and stockholders, reflecting the time-horizon and risk to investors • Encourage equity ownership • Encourage retention	• Target awards based on competitive marketplace, level of executive, and skills and performance of executive • Actual value relative to target based on actual performance against corporate goals and total stockholder returns ("TSR") performance
All other: • Benefits • Perquisites • Severance protection	• Support the health and security of our executives and their ability to save on a tax-deferred basis • Enhance executive productivity	• Competitive marketplace • Level of executive • Standards of best in class governance • Performance-based pay

Table of Contents



Corporate Governance

Management Proposal No. 1	Election of Directors
	 The Board recommends a vote FOR each director nominee

The Board currently consists of 13 directors. On the recommendation of the Nominating, Governance and Social Responsibility ("NGSR") Committee, the Board has nominated the 12 persons named below for election as directors this year, each to serve for a one-year term and until the director's successor is elected and qualified or, if earlier, until his or her resignation or removal.

Vote Required

Each director nominee who receives more "FOR" votes than "AGAINST" votes representing shares of HP common stock present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.

If you sign your proxy or voting instruction card but do not give instructions with respect to voting for directors, your shares will be voted by Dion J. Weisler, Catherine A. Lesjak and Kim M. Rivera, as proxy holders. If you wish to give specific instructions with respect to voting for directors, you may do so by indicating your instructions on your proxy or voting instruction card.

You may not cumulate your votes in the election of directors. See "Questions and Answers—Voting Information—Is cumulative voting permitted for the election of directors?" for further information.

Director Election Voting Standard and Resignation Policy

We have adopted a policy whereby any incumbent director nominee who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election will tender his or her offer of resignation for consideration by the NGSR Committee. The NGSR Committee will then make a recommendation to the Board regarding the appropriate response to such an offer of resignation.

Identifying and Evaluating Candidates for Directors

The NGSR Committee uses a variety of methods for identifying and evaluating nominees for director. The NGSR Committee, in consultation with the Chairman, regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the NGSR Committee considers various potential candidates for director. Candidates may come to the attention of the NGSR Committee through current Board members, professional search firms, stockholders or other persons. Identified candidates are evaluated at regular or special meetings of the NGSR Committee and may be considered at any point during the year. As described above, the NGSR Committee considers properly submitted stockholder recommendations of candidates for the Board to be included in our proxy statement. Following verification of the stockholder status of individuals proposing candidates, recommendations are considered collectively by the NGSR Committee at a regularly scheduled meeting, which is generally the first or second meeting prior to the issuance of the proxy statement for our annual meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the NGSR Committee. The NGSR Committee also reviews materials provided by professional search firms and other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the NGSR Committee seeks to achieve a balance of diverse knowledge, experience and capability on the Board. The NGSR Committee evaluates nominees recommended by stockholders using the same criteria it uses to evaluate all other candidates.

Stockholder Recommendations

The policy of the NGSR Committee is to consider properly submitted stockholder recommendations of candidates for membership on the Board as described above under "Identifying and Evaluating Candidates for Directors." In evaluating such recommendations, the NGSR Committee seeks to achieve a balance of diverse knowledge, experience and capability on the Board and to address the membership criteria set forth below. Any stockholder recommendations submitted for consideration by the NGSR Committee should include verification of the stockholder status of the person submitting the recommendation and the recommended candidate's name and qualifications for Board membership and should be addressed to:



Corporate Secretary
HP Inc.
1501 Page Mill Road
Palo Alto, California 94304
Fax: 650-275-9138

Stockholder Nominations

In addition, our Bylaws permit stockholders to nominate directors for consideration at an annual stockholder meeting and, under certain circumstances, to include their nominees in the HP proxy statement. For a description of the process for nominating directors in accordance with our Bylaws, see "Questions and Answers—Voting Information."

Director Nominees and Director Nominees' Experience and Qualifications

The Board annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. The Board believes that its members should possess a variety of skills, professional experience and backgrounds in order to effectively oversee our business. In addition, the Board believes that each director should possess certain attributes, as reflected in the Board membership criteria described below.

Our Corporate Governance Guidelines contain the current Board membership criteria that apply to nominees recommended for a position on the Board. Under those criteria, members of the Board should:

- have the highest professional and personal ethics and values, consistent with our long-standing values and standards;
- have broad experience at the policy-making level in business, government, education, technology or public service;
- be committed to enhancing stockholder value and represent the interests of all of our stockholders; and
- have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience (which means that directors' service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties).

In addition, the NGSR Committee takes into account a potential director's ability to contribute to the diversity of background (such as race, gender, and cultural background) and experience represented on the Board, and it reviews its effectiveness in balancing these considerations when assessing the composition of the Board. Although the Board uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. Our corporate governance guidelines can be found on our website at http://h30261.www3.hp.com/governance/corporate-governance-guidelines.aspx.

The Board believes that all the nominees named below are highly qualified and have the skills and experience required for effective service on the Board. Each director biography below describes each director's qualifications and relevant experience in more detail and summarizes key qualifications, skills, and attributes most relevant to the decision to nominate candidates to serve on the Board of Directors.

All of the nominees have indicated to us that they will be available to serve as directors. In the event that any nominee should become unavailable, the proxy holders, Dion J. Weisler, Catherine A. Lesjak and Kim M. Rivera, will vote for a nominee or nominees designated by the Board, or the Board may choose to decrease the size of the Board.

There are no family relationships among our executive officers and directors.

Director Skills and Background


Finance
Diverse perspectives, interests, ideas and experiences
Science
Government
Strategy
Disruptive Innovation
One of the most diverse Boards in Corporate America
Academics
Where are we today? What are some of the challenges for the future and what skills are invaluable to address these?
International Business
The collective skills of the Board provide context to the outside world for our business leaders
Operations
Technology
Robust Business Experience
KEEP REINVENTING.

Collective Skills of the Director Nominees

Our directors bring an extraordinary wealth of skills and backgrounds to the HP Inc. Board. From Subra Suresh, an acclaimed scientist whose background in microfluidics gives him key understanding into the future of technologies including 3D printing, to Stacy Brown-Philpot, CEO of TaskRabbit, a company at the forefront of today's personal services-oriented disruptive technology boom – our Board members are advising us based on real world experiences. Their skills are complementary. Carl Bass led a storied technology company and knows the fine balance between innovation and execution, while Charles Bergh's history leading first Gillette and now Levi's means he can instantly grasp the complexities of our supply chain. Shumeet Banerji and Mary Anne Citrino both come from financial industry careers, lending keen eyes to our balance sheets and our risk management profile. Former public company CEOs Stephanie Burns and Robert Bennett lend the benefit of their experience at the helms of companies and Aida Alvarez and Stacey Mobley provide perspectives from the fields of government and corporate law, respectively. We are also fortunate to have our former CEO, Meg Whitman, as a member of our Board – her roles leading multiple public technology companies coupled with her in-depth understanding of HP give her unique insight. Together, their skills all help us to keep reinventing.

Aida M. Alvarez

Independent Director

Age 60

Director since 2016

HP Board Committees:

HRC

NGSR



Current Role

• Chair, Latino Community Foundation

Current Public Company Boards

• HP

Prior Public Company Boards

• MUFG Americas Holdings Corporation

• Wal-Mart Stores, Inc.

Qualifications:

Prior Business and Other Experience

• Administrator, U.S. Small Business Administration (1997–2001)

• Director, Office of Federal Housing Enterprise Oversight (1993–1997)

• Vice President, First Boston Corporation and Bear Stearns & Co. (prior to 1993)

Other Key Qualifications

Ms. Alvarez brings to the Board a wealth of expertise in media, public affairs, finance and government given her executive roles at government agencies, her leadership at a prominent philanthropic organization and her career as a prominent journalist. The Board also benefits from Ms. Alvarez's knowledge of investment banking and finance.

Shumeet Banerji

Independent Director

Age 57

Director since 2011

HP Board Committees:

HRC

NGSR, Chair



Current Role

• Co-founder and Partner of Condorcet, LP, an advisory and investment firm that specializes in developing early stage companies (since 2013)

Current Public Company Boards

• HP

• Innocoll AG

Prior Public Company Boards

• None

Qualifications:

Prior Business and Other Experience

• Senior Partner, Booz & Company, a consulting company (May 2012–March 2013)

• Chief Executive Officer, Booz & Company (July 2008–May 2012)

• President of the Worldwide Commercial Business, Booz Allen Hamilton (February 2008–July 2008)

• Managing Director, Europe, Booz Allen Hamilton (2007–2008)

• Managing Director, United Kingdom, Booz Allen Hamilton (2003–2007)

• Faculty, University of Chicago Graduate School of Business

Other Key Qualifications

Mr. Banerji brings to the Board a robust understanding of the issues facing companies and governments in both mature and emerging markets around the world through his two decades of work with Booz & Company. In particular, Mr. Banerji has valuable experience in addressing a variety of complex issues ranging from corporate strategy, organizational structure, governance, transformational change, operational performance improvement and merger integration.

Carl Bass



Independent Director
Age 59
Director since 2015
HP Board Committees:
FIT
HRC

Current Role
- Former President and Chief Executive Officer Autodesk Inc. ("Autodesk"), a software company (since February 2017)

Current Public Company Boards
- HP
- Autodesk

Prior Public Company Boards
- McAfee, Inc.
- E2open, Inc.

Qualifications:
Prior Business and Other Experience
- President and Chief Executive Officer, Autodesk Inc. ("Autodesk"), a software company (May 2006-February 2017)
- Interim Chief Financial Officer, Autodesk (August 2014–November 2014; August 2008-April 2009)
- Chief Operating Officer, Autodesk (2001–2006)
- Chief Strategy Officer and Chief Executive Officer, Buzzsaw.com (1999–2001)

Other Key Qualifications
Mr. Bass brings to the Board decades of experience in the technology industry and has spent nearly two decades in management roles within Autodesk. His leadership experience brings valuable insight into the operational, strategic, and information technology issues specific to the technology sector.

Robert R. Bennett



Independent Director
Age 58
Director since 2013
HP Board Committees:
Audit
FIT, Chair

Current Role
- Managing Director, Hilltop Investments, LLC, a private investment company (since 2005)

Current Public Company Boards
- HP
- Discovery Communications, Inc.
- Liberty Media Corporation

Prior Public Company Boards
- Sprint Corporation
- Demand Media, Inc.
- Discovery Holding Company
- Liberty Interactive Corporation
- Sprint Nextel Corporation

Qualifications:
Prior Business and Other Experience
- President of Discovery Holding Company (2005–2008)
- President and Chief Executive Officer of Liberty Media Corporation (now Liberty Interactive Corporation) (prior to 2005)

Other Key Qualifications
Mr. Bennett brings to the Board in-depth knowledge of the media and telecommunications industry and his knowledge of the capital markets and other financial and operational matters from his experience as the president and chief executive officer of another public company, which allows him to provide an important perspective to the Board's discussions on financial and operational issues. Mr. Bennett also has an in-depth understanding of finance and has held various financial management positions during the course of his career. He also contributes valuable insight to the Board due to his experience serving on the boards of both public and private companies.

Charles V. Bergh

Independent Director
Age 59
Director since 2015
HP Board Committees:
HRC
NGSR



Current Role
- President, Chief Executive Officer and Director of Levi Strauss & Co., an apparel/retail company (since September 2011)

Current Public Company Boards
- HP
- Levi Strauss & Co.

Prior Public Company Boards
- VF Corporation

Qualifications:
Prior Business and Other Experience
- Group President, Global Male Grooming, Procter & Gamble Co., a consumer goods company (2009–September 2011)
- In 28 years at Procter & Gamble, Mr. Bergh served in a variety of executive roles, including managing business in multiple regions worldwide

Other Key Qualifications
Mr. Bergh brings to the Board extensive experience in executive leadership at large global companies and international business management. From his more than 30 years at Levi Strauss and Procter & Gamble, Mr. Bergh has a strong operational and strategic background with significant experience in brand management. He also brings public company governance experience as a board member and chair of boards and board committees of other public and private companies.

Stacy Brown-Philpot

Independent Director
Age 41
Director since 2015
HP Board Committees:
Audit
NGSR



Current Role
- Chief Executive Officer, Taskrabbit, an online labor interface company (since April 2016)

Current Public Company Boards
- HP

Prior Public Company Boards
- None

Qualifications:
Prior Business and Other Experience
- Chief Operating Officer, Taskrabbit (January 2013-April 2016)
- Entrepreneur-in-Residence, Google Ventures, the venture capital investment arm of Google, Inc., a technology company (May 2012–December 2012)
- Senior Director of Global Consumer Operations, Google (2010–May 2012)
- Prior to 2010, Ms. Brown-Philpot served in a variety of director-level positions at Google
- Prior to joining Google in 2003, Ms. Brown-Philpot served as a senior analyst and senior associate at the financial firms Goldman Sachs and PwC

Other Key Qualifications
Ms. Brown-Philpot brings to the Board extensive operational, analytical, financial, and strategic experience. In addition to her current role as CEO of Taskrabbit, Ms. Brown-Philpot's decade of experience leading various operations at Google and her prior financial experience from her roles at Goldman Sachs and PwC provide unique operational and financial expertise to the Board.

Stephanie A. Burns

Independent Director
Age 61
Director since 2015
HP Board Committees:
Audit
FIT



Current Role
- Director

Current Public Company Boards
- HP
- Corning, Inc.
- Kellogg Company

Prior Public Company Boards
- Dow Corning Corp.
- GlaxoSmithKline plc
- Manpower, Inc.

Qualifications:

Prior Business and Other Experience
- Chief Executive Officer, Dow Corning Corp., a silicon-based manufacturing company (2004–May 2011)
- President, Dow Corning (2003–November 2010) Executive Vice President, Dow Corning (2000–2003)

Other Key Qualifications
Dr. Burns has more than 30 years of global innovation and business leadership experience and brings significant expertise in scientific research, product development, issues management, science and technology leadership, and business management to the Board. Dr. Burns also brings public company governance experience to the Board as a member of boards and board committees of other public companies.

Mary Anne Citrino

Independent Director
Age 57
Director since 2015
HP Board Committees:
Audit, Chair
FIT



Current Role
- Senior Advisor and former Senior Managing Director, The Blackstone Group, an investment firm (since 2004)

Current Public Company Boards
- HP
- Dollar Tree, Inc.
- Royal Ahold Delhaize
- Alcoa Corporation

Prior Public Company Boards
- Health Net, Inc.

Qualifications:

Prior Business and Other Experience
- Managing Director, Global Head of Consumer Products Investment Banking Group, and Co-head of Health Care Services Investment Banking, Morgan Stanley (1986–2004)

Other Key Qualifications
Ms. Citrino's more than 30-year career as an investment banker provides the Board with substantial knowledge regarding business operations strategy, as well as valuable financial and investment expertise. She also brings public company governance experience as a member of boards and board committees of other public companies.

Stacey Mobley

Independent Director

Age 71
Director since 2015
HP Board Committees:
HRC
NGSR



Current Role
- Former Senior Vice President, Chief Administrative Officer and General Counsel, E.I. du Pont de Nemours and Company ("DuPont"), a chemical company (1999–2008)

Current Public Company Boards
- HP
- International Paper Company

Prior Public Company Boards
- None

Qualifications:
Prior Business and Other Experience
- Senior Counsel and Advisor, Dickstein Shapiro, LLP, a law firm (2008–2016)
- 35 years of experience at DuPont (1973–2008) serving in a variety of leadership roles

Other Key Qualifications
Mr. Mobley's more than 35 years of legal and senior management experience at DuPont brings a deep understanding of governance, regulations and risk management. He also brings public company governance experience as a member of boards and board committees of other public and private companies.

Subra Suresh

Independent Director

Age 60
Director since 2015
HP Board Committees:
Audit
FIT



Current Role
- President, Carnegie Mellon University (since July 2013)

Current Public Company Boards
- HP

Prior Public Company Boards
- None

Other Boards
- Battelle Memorial Institute, a nonprofit applied science and technology development company

Qualifications:
Prior Business and Other Experience
- Director, National Science Foundation, a federal agency charged with advancing science and engineering research and education (October 2010–March 2013)
- Dean, School of Engineering, and the Vannevar Bush Professor of Engineering, Massachusetts Institute of Technology (2007–2010)

Other Key Qualifications
Mr. Suresh's experience as the president of a prominent research university and his experience leading new entrepreneurship, innovations and creativity efforts brings the Board valuable insights with respect to strategic opportunities and a robust understanding of the organizational, scientific and technological requirements of ongoing innovation.

Dion J. Weisler

President, Chief Executive Officer and Director
Age 49
Director since 2015
HP Board Committees:
N/A



Current Role
- President and Chief Executive Officer, HP (since November 1, 2015)

Current Public Company Boards
- HP

Prior Public Company Boards
- None

Qualifications:
Prior Business and Other Experience
- Executive Vice President, the Printing and Personal Systems Group, Hewlett-Packard Company (June 2013–November 2015)
- Senior Vice President and Managing Director, Printing and Personal Systems, Asia Pacific and Japan, Hewlett-Packard Company (January 2012–June 2013)
- Vice President and Chief Operating Officer, the Product and Mobile Internet Digital Home Groups, Lenovo Group Ltd., a technology company (January 2008–December 2011)

Other Key Qualifications
Mr. Weisler's international business and leadership experience provide the Board with an enhanced global perspective. Mr. Weisler's more than 25 years of experience in the information & technology industry and his position as HP's Chief Executive Officer provide the Board with valuable industry insight and expertise.

Margaret C. Whitman

Chairman of the Board
Age 60
Chairman since 2011
HP Board Committees:
FIT



Current Role
- President and Chief Executive Officer, Hewlett Packard Enterprise Company, a multinational enterprise information technology company (since November 2015)

Current Public Company Boards
- HP
- Hewlett Packard Enterprise Company
- Procter & Gamble Co.

Prior Public Company Boards
- Zipcar, Inc.

Qualifications:
Prior Business and Other Experience
- President and Chief Executive Officer, Hewlett-Packard Company (September 2011–November 2015)
- Strategic Advisor, Kleiner Perkins Caufield & Byers, a private equity firm (March 2011–September 2011)
- President and Chief Executive Officer, eBay Inc. (1998–2008)
- Prior to joining eBay, Ms. Whitman held executive-level positions at Hasbro Inc., FTD, Inc., The Stride Rite Corporation, The Walt Disney Company, and Bain & Company

Other Key Qualifications
Ms. Whitman brings to the Board unique experience in developing transformative business models, building global brands and driving sustained growth and expansion through her 10 years as President and Chief Executive Officer of eBay and unique knowledge of HP through her four years as President and Chief Executive Officer of Hewlett-Packard Company. From her previous executive positions with other large public companies, she also brings strong operational and strategic expertise. In addition, Ms. Whitman brings public company governance experience having previously served as a member of boards and board committees of other public companies, including as Chairman of Hewlett-Packard Company.

Stockholder Outreach

We believe that effective corporate governance should include regular, constructive conversations with our stockholders. Over the past year, the Board has continued to engage with stockholders both directly and through the ongoing video interview series. The Board has also sought and encouraged feedback from stockholders about our corporate governance practices by conducting additional stockholder outreach and engagement throughout the year. Our annual corporate governance investor outreach cycle is described in our Annual Report available at www.hp.com/investor/home. In fiscal 2016, we met with institutional investors representing more than 25% of our outstanding stock as well as with proxy advisor firms.

Corporate Governance Highlights

HP's corporate governance policies and practices are continuously evolving – from our time as Hewlett-Packard Company to our new identity as HP Inc., we've always led by example, adopting changes in line with our commitment to the highest standards of governance. Stockholder input has been key to our progression and as we continue to evolve our corporate governance policies and practices we will continue to solicit feedback from our stockholders regarding our governance profile. The following examples highlight the variety of changes we have recently made to strengthen our corporate governance policies and practices:

- After the separation of Hewlett-Packard Company into two independent publicly-traded companies, Hewlett Packard Enterprise Company ("HPE") and HP Inc., our Board had determined that it was in the best interests of our stockholders and the Company to separate the roles of our CEO and Chairman. As a result, our Board appointed a non-executive Chairman, and our independent directors designated a Lead Independent Director ("LID") with clearly delineated, expanded duties and responsibilities. With Mr. Gupta's term expiring at this annual meeting, and given that he is not standing for re-election, our independent directors expect to appoint a new Lead Independent Director to serve in this role.
- We continuously update our stockholder engagement program. Last year, in addition to our CEO and non-executive Chairman, our LID, who is also the Chair of the HRC Committee, was also involved in our stockholder engagement program.
- We recently revised our Corporate Governance Guidelines to make it clear that the NGSR Committee takes into account, among other criteria, a director's or potential director's ability to contribute to the diversity of background (such as race, gender, age and cultural background) when assessing the composition of the Board.

Director Independence

Our Corporate Governance Guidelines provide that a substantial majority of the Board will consist of independent directors and that the Board can include no more than three directors who are not independent directors. These standards are available on our website at www.hp.com/investor/director_standards. Our director independence standards are consistent with and in some respects more stringent than the New York Stock Exchange director independence standards. In addition, each member of the Audit Committee meets the heightened independence standards required for audit committee members under the applicable listing and the U.S. Securities and Exchange Commission (the "SEC") standards and each member of the HRC Committee meets the heightened independence standards required for compensation committee members under the applicable listing standards, SEC standards and tax standards.

Under our Corporate Governance Guidelines, a director will not be considered independent in the following circumstances:

- The director is, or has been within the last three years, an employee of HP, or an immediate family member of the director is, or has been within the last three years, an executive officer of HP.
- The director has been employed as an executive officer of HP, its subsidiaries or affiliates within the last five years.
- The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from HP, other than compensation for Board service, compensation received by a director's immediate family member for service as a non-executive employee of HP, and pension or other forms of deferred compensation for prior service with HP that is not contingent on continued service.
- (A) The director or an immediate family member is a current partner of the firm that is HP's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who personally worked on HP's audit; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on HP's audit within that time.
- The director or an immediate family member is, or has been in the past three years, employed as an executive officer of another company where any of HP's present executive officers at the same time serves or has served on that company's compensation committee.
- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, HP for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.
- The director is affiliated with a charitable organization that receives significant contributions from HP.
- The director has a personal services contract with HP or an executive officer of HP.

For these purposes, an "immediate family" member includes a person's spouse, parents, step-parents, children, step-children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the director's home.

In determining independence, the Board reviews whether directors have any material relationship with HP. An independent director must not have any material relationship with HP, either directly or as a partner, stockholder or officer of an organization that has a relationship with HP, nor any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In assessing the materiality of a director's relationship to HP, the Board considers all relevant facts and circumstances, including consideration of the issues from the director's standpoint and from the perspective of the persons or organizations with which the director has an affiliation, and is guided by the standards set forth above.

In making its independence determinations, the Board considered transactions occurring since the beginning of fiscal 2014 between HP and entities associated with the independent directors or their immediate family members. In addition to the transactions described below under "Fiscal 2016 Related Person Transactions," if any, the Board's independence determinations included consideration of the following transactions:

Current Directors:

- Mr. Bass served as President and Chief Executive Officer of Autodesk from May 2006-February 2017. HP has entered into transactions for the purchase and sale of goods and services in the ordinary course of its business during the past three fiscal years with Autodesk. The amount that HP paid in each of the last three fiscal years to Autodesk, and the amount received in each fiscal year by HP from Autodesk, did not, in any of the previous three fiscal years exceed the greater of $1 million or 2% of either company's consolidated gross revenues.
- Mr. Bergh has served as President and Chief Executive Officer and a Director of Levi Strauss & Co., since September 2011. HP has entered into transactions for the purchase and sale of goods and services in the ordinary course of its business during the past three fiscal years

with Levi Strauss & Co. The amount that HP paid in each of the last three fiscal years to Levi Strauss & Co., and the amount received in each fiscal year by HP from Levi Strauss & Co., did not, in any of the previous three fiscal years exceed the greater of $1 million or 2% of either company's consolidated gross revenues.

- Each of Mr. Banerji, Mr. Bennett, Ms. Burns, Ms. Citrino, Mr. Gupta and Mr. Mobley, or one of their immediate family members, is a non-employee director, trustee or advisory board member of another company that did business with HP at some time during the past three fiscal years. These business relationships were as a supplier or purchaser of goods or services in the ordinary course of business.
- Mr. Banerji, or one of his immediate family members, serves or has served as a non-employee director, trustee or advisory board member for one or more charitable institutions to which HP has made charitable contributions during the previous three fiscal years. Contributions by HP (including employee-matching contributions and discretionary contributions by HP) to each charitable institution did not exceed $100,000 in any of the previous three fiscal years.

As a result of this review, the Board has determined the transactions described above and below under "Fiscal 2016 Related Person Transactions," if any, would not interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. The Board has also determined that, with the exception of Mr. Weisler and Ms. Whitman, (i) each of the current non-employee directors, including Ms. Alvarez, Mr. Banerji, Mr. Bass, Mr. Bennett, Mr. Bergh, Ms. Brown-Philpot, Ms. Burns, Ms. Citrino, Mr. Gupta, Mr. Mobley and Mr. Suresh, and (ii) each of the members of the Audit Committee, the HRC Committee and the NGSR Committee, has (or had) no material relationship with HP (either directly or as a partner, stockholder or officer of an organization that has a relationship with HP) and is independent within the meaning of the New York Stock Exchange ("NYSE") and our director independence standards. The Board has determined that:

- Mr. Weisler is not independent because of his status as our current President and CEO.
- Ms. Whitman is not independent because of her status as our former President and CEO.

Board Leadership Structure

The HP Board continuously evaluates its leadership structure. Subsequent to the departure of Ms. Whitman from the Chief Executive Officer role in 2015, the Board determined that it would be in the best interests of the Company and its stockholders to separate the Chairman of the Board and Chief Executive Officer roles, with Ms. Whitman continuing as Chairman and Mr. Gupta being appointed Lead Independent Director. The Board believes that appointment of a Lead Independent Director ensures that HP benefits from effective

oversight by its independent directors. Our Board believes that our current structure, with a non-executive Chairman who intimately knows and understands our business working in tandem with a Lead Independent Director who has strong, well-defined duties, gives our Board a strong leadership and corporate governance structure that best serves the needs of HP and its stockholders. The Board will continue to evaluate its leadership structure on an ongoing basis and may make changes as appropriate to HP and its future needs.

Non-Executive Chairman	Lead Independent Director
• oversees the planning of the annual Board of Directors calendar	• presides at all meetings of the Board of Directors at which the Chairman is not present
• in consultation with the CEO, the Lead Independent Director and the other directors, schedules and sets the agenda for meetings of the Board of Directors and chairs and leads the discussion at such meetings	• has the authority to call meetings of the independent directors and schedules, sets the agenda for and presides at executive sessions of the independent directors
• chairs HP's annual meetings of stockholders	• serves as a liaison between the Chairman and the independent directors
• is available in appropriate circumstances to speak on behalf of the Board of Directors	• approves information sent to the Board of Directors
• provides guidance and oversight to management	• approves Board of Directors meeting agendas and schedules to assure that there is sufficient time to cover all agenda items
• helps with the formulation and implementation of HP's strategic plan	• assists the Chairs of the Board committees in preparing agendas for the respective committee meetings
• serves as the Board liaison to management	• is available for consultation and direct communication with major stockholders upon request

Together
• work with the HRC Committee to coordinate the annual performance evaluation of the CEO
• work with the NGSR Committee to oversee the Board of Directors and committee evaluations and recommend changes to improve the Board of Directors, the committees and individual director effectiveness
• perform such other functions and responsibilities as set forth in the Corporate Governance Guidelines or as requested by the Board of Directors from time to time

Board Risk Oversight

The Board, with the assistance of committees of the Board as discussed below, reviews and oversees our enterprise risk management ("ERM") program, which is an enterprise-wide program designed to enable effective and efficient identification of, and management visibility into, critical enterprise risks and to facilitate the incorporation of risk considerations into decision making. The ERM program was established to clearly define risk management roles and responsibilities, bring together senior management to discuss risk, promote visibility and constructive dialogue around risk at the senior management and Board levels and facilitate appropriate risk response strategies. Under the ERM program, management develops a holistic portfolio of our enterprise risks by facilitating business and function risk assessments, performing targeted risk assessments and incorporating information regarding specific categories of risk gathered from various internal HP organizations. Management then develops risk response plans for risks categorized as needing management focus and response and monitors other identified risk focus areas. Management provides regular reports on the risk portfolio and risk response efforts to senior management and to the Audit Committee.

The Board oversees management's implementation of the ERM program, including reviewing our enterprise risk portfolio and evaluating management's approach to addressing identified risks. Various Board committees also have responsibilities for oversight of risk management that supplement the ERM program as follows:


BOARD:
Stays Informed of Our Risk Profile
Considers Risk in Connection with Strategic Planning and Other Matters
AUDIT
Risk oversight
FINANCE, INVESTMENT AND TECHNOLOGY
Financial risks and innovation opportunities
HR AND COMPENSATION
Compensation risks and practices
NOMINATING, GOVERNANCE AND SOCIAL RESPONSIBILITY
Risks associated with governance structure and processes
Management HP:
The BOD and all its committees acting to supervise and advise management on risk management

Current Committees Memberships

Name	Audit	Finance, Investment and Technology	HR and Compensation	Nominating, Governance and Social Responsibility
Independent Directors				
Aida M. Alvarez			●	●
Shumeet Banerji			●	Chair
Carl Bass		●	●	
Robert R. Bennett 🖩	●	Chair		
Charles V. Bergh			●	●
Stacy Brown-Philpot 🖩	●			●
Stephanie A. Burns 🖩	●	●		
Mary Anne Citrino 🖩	Chair	●		
Rajiv L. Gupta[(1)]			Chair	●
Stacey Mobley			●	●
Subra Suresh 🖩	●	●		
Other Directors				
Dion J. Weisler				
Margaret C. Whitman		●		

● — Member

🖩 — Audit Committee "financial expert"

[(1)] Mr. Gupta is not standing for re-election and, therefore, his term will expire at this annual meeting. The Board will appoint a new Chair of the HRC Committee.

During fiscal 2016, the Board held eight meetings, five of which included executive sessions. Each incumbent director serving during fiscal 2016 attended at least 75% of the aggregate of all Board and applicable committee meetings held during the period that he or she served as a director. During fiscal 2016, we had the following four standing committees, which held the number of meetings indicated in parenthesis during fiscal 2016: Audit Committee (12); Finance, Investment and Technology Committee (5); HRC Committee (5); and NGSR Committee (5). All of the committee charters are available on our investor relations website at www.hp.com/investor/board_charters.

Directors are encouraged to participate in our annual meeting of stockholders. At our last annual meeting on April 4, 2016, all of our directors, 12 of whom are standing for re-election this year, attended the meeting.

Audit Committee

We have an Audit Committee established in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee represents and assists the Board in fulfilling its responsibilities for overseeing our financial reporting processes and the audit of our financial statements. Specific duties and responsibilities of the Audit Committee include, among other things:

Independent Registered Public Accounting Firm	• appointing, overseeing the work of, evaluating and compensating the independent registered public accounting firm; • discussing with the public accounting firm relationships with HP and its independence; • overseeing the rotation of the independent registered public accounting firm's lead audit and concurring partners at least once every five years and the rotation of other audit partners at least once every seven years in accordance with SEC regulations; and • determining whether to retain or, if appropriate, terminate the independent registered public accounting firm.
Audit and Non-Audit Services; Financial Statements; Audit Report	• reviewing and approving the scope of the annual independent audit, the audit fee, other audit services and the financial statements; • preparing the Audit Committee report for inclusion in the annual proxy statement; and • overseeing our financial reporting processes and the audit of our financial statements, including the integrity of our financial statements.
Disclosure Controls; Internal Controls & Procedures; Legal Compliance	• reviewing our disclosure controls and procedures, internal controls, information security policies, internal audit function, and corporate policies with respect to financial information and earnings guidance; and • overseeing compliance with legal and regulatory requirements.
Risk Oversight	• reviewing risks facing HP and management's approach to addressing these risks, including significant risks or exposures relating to litigation and other proceedings and regulatory matters that may have a significant impact on our financial statements; and • discussing policies with respect to risk assessment and risk management.
Related Party Transactions	• overseeing relevant related party transactions governed by applicable accounting standards (other than related person transactions addressed by the NGSR Committee).
Annual Review/Evaluation	• annually reviewing the Audit Committee's charter and performance.

The Board determined that each of Ms. Citrino, chair of the Audit Committee, and the other Audit Committee members (Mr. Bennett, Ms. Brown-Philpot, Ms. Burns and Mr. Suresh) is independent within the meaning of the NYSE and SEC standards of independence for directors and audit committee members and has satisfied the NYSE financial literacy requirements. The Board also determined that each of Mr. Bennett, Ms. Brown-Philpot, Ms. Burns, Ms. Citrino and Mr. Suresh is an "audit committee financial expert" as defined by the SEC rules.

The report of the Audit Committee is included on page 30.

Finance, Investment and Technology Committee

The Finance, Investment and Technology Committee provides oversight of the finance and investment functions of HP. The Finance, Investment and Technology Committee's responsibilities and duties include, among other things:

Treasury Matters	• reviewing or overseeing significant treasury matters such as capital structure and allocation strategy, derivative policy, global liquidity, fixed income investments, borrowings, currency exposure, dividend policy, share issuances and repurchases, and capital spending.
M&A Transactions & Strategic Alliances	• assisting the Board in evaluating investment, acquisition, enterprise services, joint venture and divestiture transactions in which we engage as part of our business strategy from time to time and reporting and making recommendations to the Board as to scope, direction, quality, investment levels and execution of such transactions; • evaluating and revising our approval policies with respect to such transactions; • overseeing our integration planning and execution and the financial results of such transactions after integration; • evaluating the execution, financial results and integration of our completed transactions; and • overseeing and approving our strategic alliances.
Capitalization; Debt & Obligations; Swaps	• reviewing or overseeing our capital structure and allocation strategy; • overseeing our loans and loan guarantees of third-party debt and obligations; and • annually reviewing and approving certain swaps and other derivative transactions.
Technology Strategies & Guidance	• making recommendations to the Board as to scope, direction, quality, investment levels and execution of our technology strategies; • overseeing the execution of technology strategies formulated by management; and • providing guidance on technology as it may pertain to, among other things, market entry and exit, investments, mergers, acquisitions and divestitures, new business divisions and spin-offs, research and development investments, and key competitor and partnership strategies.

Nominating, Governance and Social Responsibility Committee

The NGSR Committee oversees, and represents and assists the Board (and management, as applicable) in fulfilling its responsibilities relating to, our corporate governance, director nominations and elections, HP's policies and programs relating to global citizenship and other legal, regulatory and compliance matters relating to current and emerging political, environmental, global citizenship and public policy trends. Specific duties and responsibilities of the NGSR Committee include, among other things:

Board Matters	• developing and recommending to the Board the criteria for identifying and evaluating director candidates and periodically reviewing these criteria;
	• identifying and recommending candidates to be nominated for election as directors at our annual meeting, consistent with criteria approved by the Board;
	• annually assessing the size, structure, functioning and composition of the Board and recommending assignments of directors to Board committees and chairs of Board committees;
	• identifying and recruiting new directors, establishing procedures for the consideration of director candidates recommended by stockholders and considering candidates proposed by stockholders;
	• assessing the contributions and independence of directors in determining whether to recommend them for election or reelection to the Board; and
	• periodically reviewing the Board's leadership structure, recommending changes to the Board as appropriate, and making a recommendation to the independent directors regarding the appointment of the Lead Independent Director.
HP Governing Documents & Corporate Governance Guidelines & Other Policies	• conducting a preliminary review of director independence and the financial literacy and expertise of Audit Committee members, and making recommendations to the Board related to such matters;
	• developing and regularly reviewing corporate governance principles, including our Corporate Governance Guidelines;
	• reviewing proposed changes to our Certificate of Incorporation, Bylaws and Board committee charters; and
	• establishing policies and procedures for the review and approval of related-person transactions and conflicts of interest, including the reviewing and approving all potential "related-person transactions" as defined under SEC rules.
Stockholder Rights	• assessing and making recommendations regarding stockholder rights plans or other stockholder protections, as appropriate; and
	• reviewing stockholder proposals in conjunction with the CEO and recommending Board responses.
Public Policy Trends & Issues	• reviewing emerging corporate governance issues and practices;
	• identifying, evaluating and monitoring social, political and environmental trends, issues, concerns, legislative proposals and regulatory developments that could significantly affect the public affairs of HP; and
	• reviewing, assessing, reporting and providing guidance to management and the full Board relating to activities, policies and programs with respect to public policy matters and policies and programs relating to global citizenship, as applicable.
Annual Review/Evaluation	• overseeing the policies relating to, and the manner in which HP conducts, its government relations activities;
	• annually reviewing the NGSR Committee's charter and performance; and
	• overseeing the annual self-evaluation of the Board and its committees.

The Board determined that each of Mr. Banerji, who serves as chair of the NGSR Committee, and the other NGSR Committee members (Ms. Alvarez, Mr. Bergh, Mr. Gupta[1], Mr. Mobley and Ms. Brown-Philpot) is independent within the meaning of the NYSE director independence standards.

[1] Mr. Gupta is not standing for re-election at this annual meeting. His membership of the NGSR Committee will end at the annual meeting.

HR and Compensation Committee

The HRC Committee discharges the Board's responsibilities related to the compensation of our executives and directors and provides general oversight of our compensation structure, including our equity compensation plans and benefits programs. Specific duties and responsibilities of the HRC Committee include, among other things:

Executive Compensation, Stock Ownership and Performance Reviews	• recommending all elements of the CEO's compensation to the independent members of the Board; • reviewing and approving objectives relevant to other executive officer compensation and evaluating performance and determining the compensation of other executive officers in accordance with those objectives; • approving severance arrangements and other applicable agreements and policies for executive officers; and • adopting and monitoring compliance with stock ownership guidelines and policies for executive officers.
Equity Compensation Plans, Incentive Plans and Other Employee Benefit Plans	• overseeing and monitoring the effectiveness of non-equity-based benefit plan offerings, including but not limited to non-qualified deferred compensation, fringe benefits and any perquisites, in particular those pertaining to Section 16 officers, and approving any material new employee benefit plan or change to an existing plan that creates a material financial commitment by HP.
Director Compensation & Stock Ownership	• establishing compensation policies and practices for service on the Board and its committees, including annually reviewing the appropriate level of director compensation and recommending to the Board any changes to that compensation; and • adopting and monitoring compliance with stock ownership guidelines and policies for directors.
Executive Succession Planning & Leadership Development	• reviewing senior management selection and overseeing succession planning, leadership development, diversity and pay equality.
Compensation Consultants	• assessing the independence of all advisors (whether retained by the HRC Committee or management) that provide advice to the HRC Committee, in accordance with applicable listing standards; and • annually assessing whether the work of compensation consultants has raised any conflict of interest.
Risk Assessment; Other Disclosure	• overseeing, approving, and evaluating HP's overall human resources and compensation structure, policies and programs, and assessing whether these establish appropriate incentives and leadership development opportunities for management and other employees, and confirming they do not encourage risk taking that is reasonably likely to have a material adverse effect on HP; • reviewing and discussing with management the Compensation Discussion and Analysis and performing other reviews and analyses and making additional disclosures as required of compensation committees by the rules of the SEC or applicable exchange listing requirements; and • reviewing the results of stockholder advisory votes on HP's executive compensation program and recommending to the Board or the NGSR Committee how to respond to such votes.
Annual Review/Evaluation	• overseeing the annual evaluation of the CEO with input from all Board members; and • annually evaluating the HRC Committee's performance and its charter.

The Board determined that each of Mr. Gupta[1], who serves as chair of the HRC Committee, and the other HRC Committee members (Ms. Alvarez, Mr. Banerji, Mr. Bass, Mr. Bergh and Mr. Mobley) is independent within the meaning of the NYSE standards of independence for directors and compensation committee members.

[1] Mr. Gupta is not standing for re-election and, therefore, his term will expire at this annual meeting. The Board will appoint a new chair of the HRC Committee.

Executive Sessions

During fiscal 2016, the directors met in executive session five times of which at least one included an additional executive session of only the independent directors. As Lead Independent Director during fiscal 2016, Mr. Gupta scheduled and chaired each executive session held during fiscal 2016. Any independent director may request that an additional executive session be scheduled.

Communications with the Board

Stockholders can contract the HP Board by email at directors@hp.com or by mail at:

The HP Board of Directors
1501 Page Mill Road
Palo Alto, CA
94304

All directors have access to this correspondence. In accordance with instructions from the Board, the Secretary to the Board reviews all correspondence, organizes the communications for review by the

Board and posts communications to the full Board or to individual directors, as appropriate. Our independent directors have requested that certain items that are unrelated to the Board's duties, such as spam, junk mail, mass mailings, solicitations, resumes and job inquiries, not be posted. Communications that are intended specifically for the Chairman of the Board, the Lead Independent Director, other independent directors or the non-employee directors should be sent to the e-mail address or street address noted above, to the attention of the Chairman of the Board.

Code of Conduct

We maintain a code of business conduct and ethics for directors, officers and employees known as our Standards of Business Conduct, which is available on our website at http://h30261.www3.hp.com/governance/standards-of-business-conduct.aspx.

Director Compensation and Stock Ownership Guidelines

Employee directors such as Mr. Weisler do not receive any separate compensation for their Board activities. Non-employee director compensation is determined annually by the Board acting on the recommendation of the HRC Committee. In formulating its recommendation, the HRC Committee considers market data for our peer group and input from the third-party compensation consultant retained by the HRC Committee regarding market practices for director compensation. In fiscal 2016, non-employee directors received the compensation described below.

Each non-employee director serving during fiscal 2016 was entitled to receive an annual cash retainer of $100,000. Non-employee directors may elect to defer up to 50% of their annual cash retainer. There were two non-employee directors who elected to defer. In lieu of the annual cash retainer, non-employee directors may elect to receive an equivalent value of equity either entirely in RSUs or in equal values of RSUs and stock options.

Each non-employee director also received an annual equity retainer of $200,000 for service during fiscal 2016. Under special circumstances, the annual equity retainer may be paid in cash. No annual equity retainer was paid in cash during fiscal 2016. Typically, the annual equity retainer is paid at the election of the director either entirely in RSUs or in equal values of RSUs and stock options. The number of shares subject to the RSU awards is determined based on the fair market value of our stock on the grant date, and the number of shares subject to the stock option awards is determined as of the grant date based on a Black-Scholes-Merton option pricing formula. Non-employee directors are entitled to receive dividend equivalent units with respect to RSUs, but not stock options. RSUs and stock options generally vest after one year from the date of

grant. In addition, non-employee directors may elect to defer the settlement of all RSUs received as part of the director compensation program until either (a) upon the first to occur of the director's death, disability (as defined in Section 409A of the Internal Revenue Code) or when the director no longer serves as a member of the HP Board of Directors (a "Separation From Service" as defined in Section 409A) or (b) as of April 1 of a given year; however, non-employee directors may not defer the settlement of any stock options received.

In fiscal 2016, the Board approved an annual retainer for the Lead Independent Director in the amount of $35,000. In addition to the annual cash and equity retainers, the Lead Independent Director and non-employee directors who served as chairs of standing committees during fiscal 2016 received cash retainers for such service. The Board also approved annual chair retainers as follows:

- $25,000 for the Audit Committee Chair;
- $20,000 for the HRC Committee Chair; and
- $15,000 for other Board committees.

Each non-employee director also receives $2,000 for Board meetings attended in excess of ten meetings per Board year (which begins in March and ends the following February), and $2,000 for each committee meeting attended in excess of a total of ten meetings of each committee per Board year.

Non-employee directors are reimbursed for their expenses in connection with attending Board meetings (including expenses related to spouses when spouses are invited to attend Board events), and non-employee directors may use the Company aircraft for travel to and from Board meetings and other company events.

Fiscal 2016 Director Compensation

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[2] ($)	All Other Compensation ($)	Total ($)
Aida Alvarez	72,465	210,070	0	0	282,535
Shumeet Banerji	116,921	199,997	0	0	316,918
Carl Bass	33,219	207,534	152,185	0	392,938
Robert R. Bennett	122,921	199,997	0	0	322,918
Charles V. Bergh	99,931	157,543	101,457	0	358,931
Stacy Brown-Philpot	99,931	257,536	0	0	357,467
Stephanie A. Burns	33,219	357,540	0	0	390,759
Mary Anne Citrino	58,202	207,534	152,185	0	417,921
Rajiv L. Gupta	158,893	100,004	101,457	0	360,354
Stacey Mobley	99,931	257,536	0	0	357,467
Subra Suresh	99,931	257,536	0	0	357,467
Dion J. Weisler[3]	—	—	—	—	—
Margaret C. Whitman	33,219[4]	207,534	152,185	0	392,938

[1] For purposes of determining director compensation, the board year begins in March and ends the following February, which does not coincide with our November through October fiscal year. Cash amounts included in the table above represent the portion of the annual retainers, committee chair fees and Lead Independent Director fees earned with respect to service during fiscal 2016, as well as any additional meeting fees paid during fiscal 2016. See "Additional Information about Fees Earned or Paid in Cash in Fiscal 2016" below.

[2] Represents the grant date fair value of stock awards and option awards granted in fiscal 2016 calculated in accordance with applicable accounting standards relating to share-based payment awards. For awards of RSUs, that amount is calculated by multiplying the closing price of HP's stock on the date of grant by the number of units awarded. For option awards, that amount is calculated by multiplying the Black-Scholes-Merton value determined as of the date of grant by the number of options awarded. For information on the assumptions used to calculate the value of the stock awards, refer to Note 6 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2016, as filed with the SEC on December 15, 2016. See "Additional Information about Non-Employee Director Equity Awards" below.

[3] Mr. Weisler has served as President and CEO of HP since November 1, 2015. Accordingly, he does not receive compensation for his Board service.

[4] As Chairman of the Board, Ms. Whitman was eligible for an additional annual cash retainer of $200,000. She declined this retainer for fiscal 2016.

Additional Information about Fees Earned or Paid in Cash in Fiscal 2016

Name	Annual Retainers[1] ($)	Committee Chair/ Lead Independent Director Fees[2] ($)	Additional Meeting Fees[3] ($)	Total ($)
Aida Alvarez	72,465	0	0	72,465
Shumeet Banerji	99,931	14,990	2,000	116,921
Carl Bass	33,219	0	0	33,219
Robert R. Bennett	99,931	14,990	8,000	122,921
Charles V. Bergh	99,931	0	0	99,931
Stacy Brown-Philpot	99,931	0	0	99,931
Stephanie A. Burns	33,219	0	0	33,219
Mary Anne Citrino	33,219	24,983	0	58,202
Rajiv L. Gupta	99,931	54,962	4,000	158,893
Stacey Mobley	99,931	0	0	99,931
Subra Suresh	99,931	0	0	99,931
Margaret C. Whitman	33,219	0	0	33,219

[1] The board year begins in March and ends the following February, which does not coincide with HP's November through October fiscal year. The dollar amounts shown include cash annual retainers earned for service during the last four months of the March 2015 through February 2016 Board year and cash annual retainers earned for service during the first eight months of the March 2016 through February 2017 Board year. This also includes cash earned in the period described that was deferred by director election into the 2005 Executive Deferred Compensation Plan, which provides that directors may elect when to receive their deferred cash annual retainer. Directors may not receive their deferred cash annual retainer earlier than January 2019. In the case of a termination of service, directors can elect to receive the deferred money in the January following the termination of the service if the date occurs prior to the specified distribution year elected.

(2) Committee chair fees are calculated based on service during each Board term. The dollar amounts shown include such fees earned for service during the last four months of the March 2015 through February 2016 Board term and fees earned for service during the first eight months of the March 2016 through February 2017 Board term.

(3) Additional meeting fees are calculated based on the number of designated Board meetings and the number of committee meetings attended during each Board term. The dollar amounts shown include any additional meeting fees paid during fiscal 2016 for service in the 2015 Board term ending February 2016. Additional meeting fees for the 2016 Board term, if any, will be paid during fiscal 2017.

Additional Information about Non-Employee Director Equity Awards

The following table provides additional information about non-employee director equity awards, including the stock awards and option awards made to non-employee directors during fiscal 2016, the grant date fair value of each of those awards and the number of stock awards and option awards outstanding as of the end of fiscal 2016:

Name	Stock Awards Granted During Fiscal 2016 (#)	Option Awards Granted During Fiscal 2016 (#)	Grant Date Fair Value of Stock and Option Awards Granted During Fiscal 2016[1] ($)	Stock Awards Outstanding at Fiscal Year End[2] (#)	Option Awards Outstanding at Fiscal Year End (#)
Aida Alvarez	18,305	0	210,070	18,631	0
Shumeet Banerji	17,467	0	199,997	17,778	0
Carl Bass	17,175	72,816	359,719	17,567	72,816
Robert R. Bennett	17,467	0	199,997	17,778	0
Charles V. Bergh	12,809	48,544	259,000	13,123	48,544
Stacy Brown-Philpot	21,542	0	257,536	22,011	0
Stephanie A. Burns	30,276	0	357,540	30,901	0
Mary Anne Citrino	17,175	72,816	359,719	17,567	72,816
Rajiv L. Gupta	8,734	48,544	201,461	8,890	204,824
Stacey Mobley	21,542	0	257,536	22,011	0
Subra Suresh	21,542	0	257,536	22,011	0
Margaret C. Whitman	17,175	72,816	359,719	17,567	5,613,838[3]

(1) Represents the grant date fair value of stock and option awards granted in fiscal 2016 calculated in accordance with applicable accounting standards. For awards of RSUs, that number is calculated by multiplying the closing price of HP's stock on the date of grant by the number of units awarded. For option awards, that amount is calculated by multiplying the Black-Scholes-Merton value determined as of the date of grant by the number of options awarded. For information on the assumptions used to calculate the value of the stock awards, refer to Note 6 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2016, as filed with the SEC on December 15, 2016.

(2) Includes dividend equivalent units accrued with respect to awards of RSUs outstanding at fiscal year end, as well as RSUs granted in previous years, that have been deferred at the election of the director.

(3) Includes the number of option awards outstanding that were granted to Ms. Whitman while she served as President and CEO of HP prior to the separation. A portion of Ms. Whitman's options were converted to options of HPE in connection with the separation.

Non-Employee Director Stock Ownership Guidelines

Under our stock ownership guidelines, non-employee directors are required to accumulate within five years of election to the Board shares of HP's stock equal in value to at least five times the amount of their annual cash retainer. Shares counted toward these guidelines include any shares held by the director directly or indirectly, including deferred vested awards.

All non-employee directors with more than five years of service have met our stock ownership guidelines and all non-employee directors with less than five years of service have either met or are on track to meet our stock ownership guidelines within the required time based on current trading prices of HP's stock. See "Common Stock Ownership of Certain Beneficial Owners and Management" on page 58 of this proxy statement.

Related Person Transactions Policies and Procedures

We have adopted a written policy for approval of transactions between us and our directors, director nominees, executive officers, beneficial owners of more than 5% of HP's stock, and their respective immediate family members where the amount involved in the transaction exceeds or is expected to exceed $100,000 in a single calendar year.

The policy provides that the NGSR Committee reviews certain transactions subject to the policy and decides whether or not to approve or ratify those transactions. In doing so, the NGSR Committee determines whether the transaction is in the best interests of HP. In making that determination, the NGSR Committee takes into account, among other factors it deems appropriate:

- the extent of the related person's interest in the transaction;
- whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances;
- the benefits to HP;
- the impact or potential impact on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, 10% stockholder or executive officer;
- the availability of other sources for comparable products or services; and
- the terms of the transaction.

The NGSR Committee has delegated authority to the chair of the NGSR Committee to pre-approve or ratify transactions where the aggregate amount involved is expected to be less than $1 million.

A summary of any new transactions pre-approved by the chair is provided to the full NGSR Committee for its review at each of the NGSR Committee's regularly scheduled meetings.

The NGSR Committee has adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include:

- compensation of executive officers that is excluded from reporting under SEC rules where the HRC Committee approved (or recommended that the Board approve) such compensation;
- director compensation;
- transactions with another company with a value that does not exceed the greater of $1 million or 2% of the other company's annual revenues, where the related person has an interest only as an employee (other than executive officer), director or beneficial holder of less than 10% of the other company's shares;
- contributions to a charity in an amount that does not exceed $1 million or 2% of the charity's annual receipts, where the related person has an interest only as an employee (other than executive officer) or director; and
- transactions where all stockholders receive proportional benefits.

A summary of new transactions covered by the standing pre-approvals relating to other companies (as described above) is provided to the NGSR Committee for its review in connection with that committee's regularly scheduled meetings.

Fiscal 2016 Related Person Transactions

We enter into commercial transactions with many entities for which our executive officers or directors serve as directors and/or executive officers in the ordinary course of our business. All of those transactions were pre-approved transactions as defined above.



Audit Matters

Management Proposal No. 2

Ratification of Independent Registered Public Accounting Firm

Our Board recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2017 fiscal year.

The Audit Committee of the Board has appointed, and as a matter of good corporate governance, is requesting ratification by the stockholders of Ernst & Young LLP as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending October 31, 2017. During fiscal 2016, Ernst & Young LLP served as our independent registered public accounting firm and also provided certain other audit-related and tax services. See "Principal Accounting Fees and Services" and "Report of the Audit Committee of the Board of Directors" below. Representatives of Ernst & Young LLP are expected to participate in the annual meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Vote Required

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2017 fiscal year requires the affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted at the annual meeting. If the appointment is not ratified, the Board will consider whether it should select another independent registered public accounting firm.

Report of the Audit Committee of the Board of Directors

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of HP's financial statements, HP's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, the performance of HP's internal audit function and independent registered public accounting firm, and risk assessment and risk management. The Audit Committee manages HP's relationship with its independent registered public accounting firm (which reports directly to the Audit Committee). The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and receives appropriate funding, as determined by the Audit Committee, from HP for such advice and assistance.

HP's management is primarily responsible for HP's internal control and financial reporting process. HP's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of HP's consolidated financial statements and issuing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of HP's internal control over financial reporting. The Audit Committee monitors HP's financial reporting process and reports to the Board on its findings.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with HP's management.
2. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB").
3. The Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm its independence.
4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2016, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.

AUDIT COMMITTEE

Mary Anne Citrino, Chair
Robert R. Bennett
Stacy Brown-Philpot
Stephanie A. Burns
Subra Suresh

Principal Accounting Fees and Services

Fees incurred by HP for Ernst & Young LLP

The following table shows the fees paid or accrued by HP for audit and other services provided by Ernst & Young LLP for fiscal 2016 and 2015.

	2016	2015
	In Millions	
Audit Fees[1]	$15.3	$65.7
Audit-Related Fees[2]	3.2	21.9
Tax Fees[3]	4.0	21.0
All Other Fees[4]	0.2	4.1
Total	$22.7	$112.7

[1] Audit fees represent fees for professional services provided in connection with the audit of our financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings. Audit fees for fiscal 2015 included fees for audit services provided in connection with the separation of Hewlett-Packard Company into two independent publicly-traded companies, HPE and HP Inc.

[2] Audit-related fees for fiscal 2016 consisted primarily of merger and acquisition due diligence of $1.8 million and also included accounting consultations, employee benefit plan audits and other attestation services of $1.4 million. Audit-related fees for fiscal 2015 consisted primarily of service organization control examinations and other attestation services of $9.0 million and also included accounting consultations, employee benefit plan audits and merger and acquisition due diligence of $12.9 million.

[3] Tax fees consisted primarily of tax advice and tax planning fees of $3 million and $18.8 million for fiscal 2016 and fiscal 2015, respectively. For fiscal 2016 and fiscal 2015, tax fees also included tax compliance fees of $993,366 and $1.2 million, respectively.

[4] For fiscal 2016 and 2015, all other fees included primarily advisory service fees.

Pre-Approval of Audit and Non-Audit Services Policy

The Audit Committee has delegated to the chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees up to a maximum for any one service of $250,000, provided that the chair shall report any decisions to pre-approve services and fees to the full Audit Committee at its next regular meeting.



Executive Compensation

Management Proposal No. 3

Advisory Vote to Approve Executive Compensation

Our Board recommends a vote FOR the approval of the compensation of our NEOs, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion following such compensation tables, and the other related disclosures in this proxy statement.

In accordance with SEC rules, our stockholders are being asked to approve, on an advisory or non-binding basis, the compensation of our Named Executive Officers ("NEOs") as disclosed in this proxy statement — a detailed description of our compensation program is available in the "Compensation Discussion and Analysis."

Our Board and the HRC Committee believe that we have created a compensation program that is tied to performance, aligns with stockholder interests and merits stockholder support. Accordingly, we are asking for stockholder approval of the compensation of our NEOs as disclosed in this proxy statement in the Compensation Discussion and Analysis, the compensation tables and the narrative discussion following the compensation tables.

Although this vote is non-binding, the Board and the HRC Committee value the views of our stockholders and will review the voting results. If there are significant negative votes, we will take steps to understand those concerns that influenced the vote, and consider them in making future decisions about executive compensation. We currently conduct annual advisory votes on executive compensation, and we expect to conduct the next advisory vote at our 2018 annual meeting of stockholders.

Vote Required

The affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting is required for advisory approval of this proposal.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes our executive compensation philosophy and programs, the compensation decisions the HRC Committee has made under those programs, and the considerations in making those decisions.

Named Executive Officers

Our NEOs for fiscal 2016, are as follows:

- Dion J. Weisler, President and CEO;
- Catherine A. Lesjak, Chief Financial Officer;
- Kim M. Rivera, Chief Legal Officer and General Counsel;
- Tracy S. Keogh, Chief Human Resources Officer; and
- Jon E. Flaxman, Chief Operating Officer.

Executive Summary

Fiscal 2016 was the first full year for HP as a standalone organization, which was created as the successor company when HPE was separated from Hewlett-Packard Company in November 2015. The separation resulted in two ongoing entities, HP and HPE, each ranked among the 100-largest US companies in revenues.

This Compensation Discussion and Analysis provides details on HP's executive compensation program structure, policies, and practices as related to NEOs during the fiscal 2016 "start-up" year. HP's HRC Committee oversees the program and highlights the following four major aspects of the program for readers of the Compensation Discussion and Analysis:

First, HP's regular ongoing target compensation opportunities are reasonable versus peers with a strong emphasis on performance-contingent pay.

Amounts shown in the Summary Compensation Table on page 47 include all cash, equity, and other reportable compensation value for NEOs that are attributable to fiscal 2016. For HP, these amounts include two significant items that are unique to the Company's initial year of operations and are not part of regular ongoing compensation:

- First, due to the extraordinary circumstances of the company, one-time "Launch Grants" were awarded at the successful completion of the separation. These one-time performance-based awards were made to selected NEOs for retention, ownership and incentive over the critical new-company formation period. The Launch Grants are discussed in detail on page 42.
- Second, the incremental accounting value in connection with the modification and adjustment of stock-based awards outstanding at the time of the separation. The adjustments were made with the additional intention of preserving the intrinsic value of the awards prior to the separation.

The following table shows reported compensation for the CEO and other NEOs on average, breaking-out these two non-recurring components. Based on extensive review of peer-group data, the HRC Committee concluded that the regular ongoing cash and equity compensation structure is within a competitive range of the market median for our NEOs, with individual differences related to incumbent-specific performance and additional relevant considerations explained more fully in the subsequent narrative:

	CEO ($)	Avg. Other NEOs ($)
Summary Compensation Table Reported Total	$28,696,267	$8,355,437
Less: One-Time Launch Grants	$13,213,435	$2,007,425
Less: The accounting-related value due to adjustments of stock-based compensation awards in connection with separation	$541,630	$230,386
Equals Regular Earned Cash, Equity and Other	$14,941,202	$6,117,625

Second, special "Launch Grants" are equity and performance related, and effectively serve a unique one-time purpose for the new Company.

As previously mentioned, the HRC Committee's rationale for making the Launch Grants combined objectives related to performance focus, stockholder alignment, ownership, and talent retention, which are discussed in further detail on page 42. To balance these objectives, half of the Launch Grants are comprised of Performance Contingent Stock Options ("PCSOs") that will be forfeited if certain stock price targets are not met within specified time periods. The remaining half is in time-based RSUs. The Launch Grants vest ratably over three years (contingent on achievement of performance conditions for the PCSOs) and require continued employment at each vesting.

For the PCSOs, real pay delivery from the grants is intended to align with future stockholder value creation. Subject to continued employment, vesting of the PCSOs in one-third installments is contingent on our stock price increasing (for 20 consecutive trading days) 10% within two years after the grant date, 20% within four years after the grant date and 30% within five years after the grant date. Any portion not earned at the end of the performance period is forfeited, and cannot subsequently be re-earned by cumulative price growth over the longer periods. As illustrated below for grants made to NEOs during fiscal 2016, none of the price hurdles had been achieved as of fiscal year-end and there was no earned or realizable compensation as of that time:

	Price Hurdle	Growth from $13.83 Grant Price	Forfeited if Not Achieved Within	Status at End of Fiscal 2016
Tranche 1	$15.21	10%	2 years	Unearned
Tranche 2	$16.60	20%	4 years	Unearned
Tranche 3	$17.98	30%	5 years	Unearned

Third, fiscal 2016 compensation decisions related to the NEOs reflect the market and align with performance.

In addition to making the Launch Grants at the outset of the year as described above, the HRC Committee made three primary compensation decisions regarding NEOs during fiscal 2016, which are summarized below along with the HRC Committee's rationale:

Fiscal 2016 NEO Pay Action	HRC Committee Decision	HRC Committee Rationale
Adjust base salaries	Due to the separation, there was extensive personnel restructuring, including a number of promotions. Salary changes ranged from -14% to 45%, with the CEO at 45% due to his promotion into his current leadership role.	Reflect peer group market positioning, individual experience, performance, advancement potential, and internal equity.
Determine earned annual bonuses for fiscal 2016 performance	Annual bonuses for fiscal 2016 were earned, ranging from 94.7% to 100% of target, with the CEO at 95.9% of target and the average for other NEOs at 96.3%. At the beginning of the year, target awards were set at competitive levels versus peers.	Earned awards reflected performance against applicable enterprise-wide, business, and individual goals. Goals were set for the overall Company and businesses against internal budgets for revenues, net earnings/profits, and free cash flow. Non-financial individual performance goals under the Management by Objective program ("MBOs") were set for individuals. While the company did deliver on external EPS targets, overall performance fell short of target for revenues and net earnings, and exceeded target for free cash flow and MBOs. As a gauge of goal-setting rigor, HP's initial year TSR of 11.1% was more than double the S&P 500 return of 4.9%.
Make regular long-term incentive grants	Fiscal 2016 long-term incentives were granted in an approximate mix of 60% PARSUs and 40% time-based RSUs. Grant values were set at competitive levels versus peers with appropriate incumbent-specific variability for performance, experience, and internal equity. Grants for Ms. Lesjak and Ms. Keogh were reduced while grants for Mr. Weisler and Mr. Flaxman were increased vs. fiscal 2015 grants to better align with market data for the new company.	PARSUs continued to be based on equally weighted two- and three-year goals for return on invested capital ("ROIC") and relative TSR compared to the S&P 500. The intent was to align pay delivery with stockholder returns. RSUs were time-based in annual installments over three years to reward and reinforce ownership and support retention.

Fourth, the HRC Committee continues to review the overall executive compensation program to maintain support of HP's evolving business strategy without potential material risk to the organization.

Much of HP's 2016 program structure was continued from the pre-separation HP, where there was 95.3% approval of the say-on-pay proposal for 2015. Meanwhile, the HRC Committee continually considers feedback from stockholders and the potential executive-compensation implications of evolving business and strategic objectives. These considerations led to the following refinements for fiscal 2017:

- In annual incentives, there will be an increased focus on enterprise-wide revenues and net income for teamwork among business leaders.
- For PARSUs, the ROIC measure will be replaced by Earnings Per Share ("EPS") for improved stockholder alignment. This change is discussed in further detail on page 43 "Fiscal 2017 Compensation Program."

Oversight and Authority over Executive Compensation

Role of the HRC Committee and its Advisors

The HRC Committee oversees and provides strategic direction to management regarding all aspects of our pay program for senior executives. It makes recommendations regarding the CEO's compensation to the independent members of the Board for approval, and it reviews and approves the compensation of the remaining Section 16 officers, including our NEOs. Each HRC Committee member is an independent non-employee director with significant experience in executive compensation matters.

During fiscal 2016, the HRC Committee engaged Frederick W. Cook and Co. ("FW Cook") as its independent compensation consultant beginning in January 2016. In addition, during fiscal 2016, the HRC Committee continued to retain Dentons US LLP ("Dentons") as its independent legal counsel. FW Cook provides analyses and recommendations that inform the HRC Committee's decisions, evaluates market pay data and competitive-position benchmarking, provides analysis and input on performance measures and goals, provides analysis and input on program structure, provides updates on market trends and the regulatory environment as it relates to executive compensation, reviews various management proposals presented to the HRC Committee related to executive compensation, and works with the HRC Committee to validate and strengthen the pay-for-performance relationship and alignment with stockholders. Prior to fiscal 2016, the HRC Committee engaged Farient Advisors LLC ("Farient") as its independent compensation consultant. Although Farient did not provide any recommendations during fiscal 2016, it did provide guidance on the fiscal 2016 peer group and compensation decisions. Pursuant to SEC rules the HRC Committee has assessed the independence of FW Cook, Farient and

Dentons, and concluded each is independent and that no conflict of interest exists that would prevent FW Cook, Farient or Dentons from independently providing service to the HRC Committee. FW Cook, Farient and Dentons do not currently perform other services for HP Inc., and none will do so without the prior consent of the HRC Committee chair. FW Cook meets with the HRC Committee chair and the HRC Committee outside the presence of management while in executive session.

The HRC Committee met five times in fiscal 2016, and all five of these meetings included an executive session. FW Cook participated in most of the meetings and, when requested by the HRC Committee chair, in the preparatory meetings and the executive sessions.

Role of Management and the CEO in Setting Executive Compensation

On an annual basis, management considers market competitiveness, business results, experience and individual performance in evaluating NEO compensation and our compensation structure. The Chief Human Resources Officer and other members of our human resources organization, together with members of our finance and legal organizations, work with the CEO to design and develop the compensation program, to recommend changes to existing program provisions applicable to NEOs and other senior executives, as well as financial and other targets to be achieved under those programs, prepare analyses of financial data, peer comparisons and other briefing materials to assist the HRC Committee in making its decisions, and implement the decisions of the HRC Committee. During fiscal 2016, management continued to engage Meridian Compensation Partners, LLC ("Meridian") as its compensation

consultant. The HRC Committee took into consideration that Meridian provided executive compensation-related services to management when it evaluated any information and analyses provided by Meridian, all of which were also independently reviewed by FW Cook, as applicable, on the HRC Committee's behalf.

During fiscal 2016, Mr. Weisler provided input to the HRC Committee regarding performance metrics and the setting of appropriate performance targets. Mr. Weisler also recommended MBOs for the NEOs (other than himself) and the other senior executives who report directly to him. Mr. Weisler is subject to the same financial performance goals as the executives who lead global functions and Mr. Weisler's MBOs and compensation are established by the HRC Committee and recommended to the independent members of the Board for approval.

Use of Comparative Compensation Data and Compensation Philosophy

Each year, the HRC Committee reviews the compensation levels and structure of our Section 16 officers and compares it to that of executives in similar positions at our peer group companies. Our peer group includes companies we compete with for executive talent due to our geographical proximity and technology industry overlap. The HRC Committee takes any notable size differentiations into consideration when reviewing the results of market data analysis. The HRC Committee finds this information useful in evaluating whether our pay practices are reasonable versus market practice and appropriate to support our strategic objectives. The HRC Committee continues to employ this method post-separation, but has made significant changes to its peer group to account for the separation of HPE and HP Inc.

The process for fiscal 2016 started with the proposal of a peer group by Farient, which was reviewed by HP. When determining the peer group, Farient and HP considered the following characteristics:

- Companies that are U.S.-based, listed on a major U.S. exchange, and with executives primarily living in the U.S.
- Companies in the information technology industry sector, as well as non-technology peers in industrial, consumer discretionary, consumer staples and telecommunications services
- Companies with revenue between $12 billion and $200 billion for the most recent fiscal year-end

- Companies with international revenue greater than or equal to 40% of total revenue
- Companies with comparable organizational complexity (i.e., at least two operating segments and products and services components)
- Companies with R&D greater than or equal to 2.5% of total revenue
- Companies with primarily B2B, or business-to-business, focus

We believe the resulting peer group provides HP and the HRC Committee with a valid comparison and benchmark for the Company's executive compensation program and governance practices. There were many changes to the peer group for fiscal 2016 once the screening process was applied to the newly separated HP Inc., which was to be expected due to the significant changes to HP Inc. in connection with the separation. The following companies were removed: Accenture, AT&T Inc., The Boeing Company, Caterpillar, Chevron Corporation, Ford Motor Company, Johnson & Johnson and United Technologies Corporation. The following companies were added: Amazon.com, Inc., Honeywell International, Inc., Nike, Inc., Seagate Technology PLC, Texas Instruments Inc., Western Digital Corporation, and Xerox Corporation.

The peer group for fiscal 2016 consisted of the following companies:

Company Name		Revenue ($ in billions)*
Apple Inc.		215.6
Verizon Communications Inc.		131.6
General Electric Company		117.4
Amazon.com, Inc.		107.0
Microsoft Corporation		85.3
International Business Machines Corporation		81.7
Alphabet Inc.		75.0
The Procter & Gamble Company		65.3
PepsiCo, Inc.		63.1
Intel Corporation		55.4
Cisco Systems, Inc.		49.2
HP Inc.		**48.2**
Honeywell International, Inc.		38.6
Oracle Corporation		37.0
Nike, Inc.		32.4
Qualcomm		23.6
EMC Corporation		24.7
Xerox Corporation		18.0
Western Digital Corporation		13.0
Seagate Technology PLC		11.2
Texas Instruments Inc.		13.0

* Represents fiscal 2015 reported revenue, except fiscal 2016 reported revenue is provided for Apple, HP, Microsoft, Procter & Gamble, Cisco Systems, Oracle, Nike, Qualcomm, Western Digital and Seagate.

Process for Setting and Awarding Executive Compensation

A broad range of facts and circumstances is considered in setting our overall executive compensation levels. In fiscal 2016 the HRC Committee continued to set target compensation levels within a competitive level of the market median, although in some cases lower or higher based on each executive's situation (e.g., attraction and retention purposes). The Board maintains a total CEO target compensation package that approximates the competitive median of our market and is consistent with our pay positioning strategy and pay for performance philosophy.

Among the factors considered for our executives generally, and for the NEOs in particular, are market competitiveness, internal equity and individual performance. The weight given to each factor may differ from year to year, is not formulaic and may differ among individual NEOs in any given year. For example, when we recruit externally, market competitiveness, experience and the candidate-specific circumstances may weigh more heavily in the compensation analysis. In contrast, when determining year-over-year compensation for current NEOs, internal equity and individual performance may factor more heavily in the analysis. Length of service and prior awards generally are not considered.

Because such a large percentage of NEO pay is performance-based, the HRC Committee spends significant time determining the appropriate goals for our annual- and long-term incentive plans. In general, management makes an initial recommendation of the goals, which is then assessed by the HRC Committee's independent compensation advisor, and discussed and approved by the HRC

Committee. Major factors considered in setting financial goals for each fiscal year are business results from the most recently completed fiscal year, budgets and strategic plans, macroeconomic factors, guidance and analyst expectations, competitive performance results and goals, conditions or goals specific to a particular business segment and strategic initiatives. To permit eligible compensation to qualify as "performance-based" under Section 162(m) of the U.S. tax code, the HRC Committee sets the overall funding target under the "umbrella" structure created for the annual incentives, and sets performance goals for annual incentives and equity awards within the first 90 days of the fiscal year. MBOs are set based on major shared and individual strategic, operating and tactical initiatives.

Following the close of the fiscal year, the HRC Committee reviews actual financial results and MBO performance against the goals that it had set for the applicable plans for that year, with payouts under the plans determined by reference to performance against the established goals. The HRC Committee meets in executive session to review the MBO results for the CEO and to determine a recommendation for his annual incentive award to be approved by the independent members of the Board. See section '2016 Annual Incentives' below for a further description of our results and corresponding incentive payouts.

In setting compensation for fiscal 2016, the HRC Committee took into consideration the new roles and responsibilities, as applicable, each NEO had taken or was expected to take on in connection with the separation, as discussed in further detail throughout this Compensation Discussion and Analysis.

Listening to our Stockholders on Compensation

We engage with our stockholders on a variety of issues on an ongoing basis, including discussing their views on best practices in executive compensation. Some recent changes to our executive compensation program, shown here, have reflected those conversations with stockholders. HP believes in aligning our compensation with our stockholders in order to deliver better value to all our stakeholders.

- Reduction in cap within our Pay-for-Results ("PfR") plan to 200% of target
- Simplification of long-term incentive program to include only two equity elements
- The HRC Committee conducted full talent review of executives

Determination of Fiscal 2016 Executive Compensation

Under our Total Rewards Program, executive compensation consists of: base salary, annual incentives, long-term incentives, benefits and perquisites.

Fiscal 2016 Compensation Highlights

Prior to and following the separation, the HRC Committee regularly explored and continues to explore ways to improve our executive compensation program. In making changes for fiscal 2016, the HRC Committee considered our current business needs and strategy, and the impact of the separation. The objectives were to achieve a successful transition following the separation, support the business strategy, continue to align pay with stockholder interests, and maintain best-in-class governance standards. While many elements of the fiscal 2016 executive compensation program remained consistent with prior years, some changes were made that reflect strategy and market considerations, and take into account feedback from stockholders.

What we Did	Rationale
Reduced the maximum payout under the PfR Plan from 250% of target to 200% of target	To further support stockholder alignment and align with market practices, updated PfR Plan to reduce potential maximum payout.
Increased the portion of PARSUs to 60% of the total long-term incentive value (previously 40%)	To simplify the long-term incentive program and further support stockholder alignment.
Increased the portion of RSUs to 40% from 30% and correspondingly discontinued the use of PCSOs	To incorporate appropriate upside potential and risk/reward tradeoff and provide additional retention opportunities we changed allocation of long-term equity.

2016 Base Salary

Consistent with our philosophy of tying pay to performance, our executives receive a small percentage of their overall compensation in the form of base salary. The NEOs are paid an amount in the form of base salary sufficient to attract qualified executive talent and maintain a stable management team. The HRC Committee aims to have executive base salaries set at or near the market median for comparable positions and comprise 10% to 20% of the NEOs' overall compensation, which is consistent with the practice of our peer group companies. The HRC Committee typically establishes executive base salaries at the beginning of the fiscal year.

For fiscal 2016, Mr Weisler's salary was increased to $1.2 million, consistent with the median of our peer group. This increase reflects Mr. Weisler's promotion to CEO.

The HRC Committee did not change Ms. Lesjak's base salary. Ms. Keogh's base salary was reduced from $700,000 to $600,000 to better align with market data for the new Company. Mr. Flaxman's salary was increased from $535,000 to $700,000 due to an increase in responsibilities as Chief Operating Officer for the Company. Ms. Rivera's salary was set at $625,000 when she was hired as Chief Legal Officer and General Counsel.

2016 Annual Incentives

The NEOs are eligible to earn an annual incentive under the PfR Plan. For fiscal 2016 and purposes of 162(m) deductibility, the HRC Committee again established an "umbrella" formula governing the maximum bonus and then exercised negative discretion in setting actual bonuses. Under the umbrella formula, each Section 16 officer was allocated a pro rata share of 0.75% of net earnings based on his or her target annual incentive award, subject to a maximum bonus of 200% of the NEO's target bonus, and the maximum $10 million cap under the PfR Plan. Below this umbrella funding structure, actual payouts were determined based upon financial metrics and MBOs established and evaluated by the HRC Committee for Section 16 officers and by the independent members of the Board for the CEO.

After the end of the fiscal year, the actual funding for the umbrella pool was certified, and it exceeded the maximum potential bonus for the combined covered officers. The actual awards, based on financial metrics and MBOs, were then determined.

The fiscal 2016 annual incentive plan consisted of three core financial metrics (i.e., revenue, net earnings/profit, and free cash flow as a percentage of revenue) and a fourth metric, MBOs, with each metric weighted equally at 25% of the target award value. Each individual metric may fund up to 250% of target; however, the maximum annual incentive for each executive will be capped at 200% of target.

The target annual incentive awards for fiscal 2016 were set at 200% of salary for the CEO and 125% of salary for the other NEOs.

Fiscal 2016 Annual Incentive Plan

	Corporate Goals				
Key Design Elements	Revenue[1] ($ in billions)	Net Earnings/Profit ($ in billions)	Free Cash Flow as a % of Revenue[2] (%)	MBOs	% Payout Metric[3] (%)
Weight	25%	25%	25%	25%	
Linkage					
Global Function Executives[4]	Corporate	Corporate	Corporate	Individual	
Corporate Performance Goals					
Maximum	N/A	—	—	Various	250
Target	$52.5	$3.1	5.2%	Various	100
Threshold	—	—	—	Various	0

[1] For revenue above target, weight is moved to net earnings/profit if net earnings/profit is also above target; otherwise, it is capped at target.

[2] Maximum funding for corporate free cash flow as a percentage of revenue is capped at 150% of target if corporate net earnings/profit achievement was below target and is capped at 100% of target if corporate net earnings/profit achievement was below threshold. If corporate net earnings/profit achievement was above target, the maximum funding level is 250% for this metric.

[3] Interpolate for performance between discrete points. Maximum payout is equal to 200% of target.

[4] All NEOs are Global Function Executives. As such, we have not included information regarding business unit goals.

The specific metrics, their linkage to corporate results, and the weighting that was placed on each were chosen because the HRC Committee believed that:

- performance against these metrics, in combination, would link to enhanced value for stockholders, capturing both the top and bottom line, as well as cash and capital efficiency;
- requiring both revenue and profitability above target in order to achieve an above-target payout on these two measures would encourage the pursuit of profitable revenue;
- a balanced weighting and various caps would limit the likelihood of rewarding executives for excessive risk-taking;
- different measures would avoid paying for the same performance twice; and
- MBOs would enhance focus on business objectives, such as operational objectives, strategic initiatives, succession planning, and people development, which will be important to the long-term success of the Company.

The definition of and rationale for each of the financial performance metrics that was used is described in greater detail below:

Fiscal 2016 PfR

Financial Performance Metrics[1]	Definition	Rationale for Metric
Corporate Revenue	Net revenue as reported in our Annual Report on Form 10-K for fiscal 2016	Reflects top line financial performance, which is a strong indicator of our long-term ability to drive stockholder value
Business Revenue	Segment net revenue as reported in our Annual Report on Form 10-K for fiscal 2016	
Corporate Net Earnings	Non-GAAP net earnings, as defined and reported in our fourth quarter fiscal 2016 earnings press release, excluding bonus net of income tax[2]	Reflects bottom line financial performance, which is directly tied to stockholder value on a short-term basis
Business Net Profit ("BNP")	Business net profit, excluding bonus net of income tax	
Corporate Free Cash Flow	Cash flow from operations less net capital expenditures (gross purchases less retirements) divided by net revenue (expressed as a percentage of revenue)	Reflects efficiency of cash management practices, including working capital and capital expenditures

[1] While we report our financial results in accordance with generally accepted accounting principles ("GAAP"), our financial performance targets and results under our incentive plans are sometimes based on non-GAAP financial measures. The financial results, whether GAAP or non-GAAP, may be further adjusted as permitted by those plans and approved by the HRC Committee. We review GAAP to non-GAAP adjustments and any other adjustments with

the HRC Committee to ensure performance takes into account the way the goals were set and executive accountability for performance. These metrics and the related performance targets are relevant only to our executive compensation program and should not be used or applied in other contexts.

(2) Fiscal year 2016 non-GAAP net earnings of $2.8 billion excludes after-tax costs of $0.16 billion related to the amortization of intangible assets, restructuring charges, and acquisition-related charges. Management uses non-GAAP net earnings to evaluate and forecast our performance before gains, losses, or other charges that are considered by management to be outside of our core business segment operating results. We believe that presenting non-GAAP net earnings provides investors with greater visibility with respect to the information used by management in its financial and operational decision making. We further believe that providing this additional non-GAAP information helps investors understand our operating performance and evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP diluted net earnings.

Following fiscal 2016, the HRC Committee reviewed performance against the financial metrics and certified the results as follows:

Fiscal 2016 PfR Plan Performance Against Financial Metrics[1]

Metric	Weight[3]	Target ($ in billions)	Result ($ in billions)	Percentage of Target Annual Incentive Funded
Corporate Revenue	25.0%	$52.5	$48.2	0.0%
Corporate Net Earnings	25.0%	$3.1	$3.0	17.7%
Corporate Free Cash Flow (% of revenue)[2]	25.0%	5.2%	6.6%	37.5%
Total	75.0%	—	—	55.2%
Adjusted Total	**75.0%**	**—**	**—**	**38.4%**

(1) Mr. Weisler, Ms. Lesjak, Ms. Rivera, Ms. Keogh, and Mr. Flaxman received PfR Plan payments based on corporate financial metrics. As a general guideline, financial funding for Global Functions Executives cannot exceed the highest funding for a Business Group Executive. Financial funding for Global Function Executives (i.e., all our NEOs) has been adjusted downward from 55.2% to 38.4% since it exceeds the highest Business Group Executive.

(2) In fiscal 2016, management reinvested the gains from software divestitures, which negatively impacted fiscal 2016 free cash flow. The HRC Committee approved an upward adjustment to the fiscal 2016 FCF performance results because the Company believes the reinvestment was in the best long-term interests of our stockholders and our preference to encourage management to continue to make the right business decisions without negatively impacting their payout. The percentage of target annual incentive funded was the same before and after the adjustment.

(3) The financial metrics were equally weighted to account for 75% of the target annual incentive.

With respect to performance against the MBOs, the independent members of the Board evaluated the CEO's performance at fiscal year-end. The evaluation included an analysis of Mr. Weisler's performance against all of his MBOs, which included, but were not limited to: successfully launch HP Inc., deliver against 2016 financials, with an effective currency hedging strategy and focus on cash flow, support the turnaround of the print business, drive continued progress in the personal systems business unit, invest in a robust innovation pipeline, ensure the Company is optimally managed, continue to make progress in 3D product release and ensure we have a people and labor strategy that reflects current and future needs. After conducting a thorough review of Mr. Weisler's performance, the independent members of the HP Board determined that Mr. Weisler did an extraordinary job in launching the new company and that his MBO performance had been achieved substantially above target. Mr. Weisler's accomplishments included:

- Delivered EPS and Free Cash Flow within the consensus range for the year
- Successfully launched the A3 portfolio, one of the key growth areas in printing
- Delivered a year of share growth in commercial personal systems and in key areas such as gaming and premium with a strong product portfolio that included award-winning devices such as the Spectre13, EliteBook Folio, X3 and Omen

- Completed Samsung commercial agreement (integration is underway to add Samsung's A3 offerings to our print portfolio)
- Achieved substantial cost reductions
- Executed a robust plan to engage with channel partners and customers
- Articulated and delivered on the HP strategy. Rolled out "Keep Reinventing", our highly acclaimed mission, vision and brand
- Worked with the Board chair, Lead Independent Director and HR to recruit the most diverse board in the technology industry
- Recruited and assembled a diverse team of highly capable leaders at the executive leadership team level

As CEO, Mr. Weisler evaluated the performance of each of the other Section 16 officers and presented the results of those evaluations to the HRC Committee at its November 2016 meeting. The evaluations included an analysis of the officers' performance against all of their MBOs. The HRC Committee reviewed in the CEO's assessment of the degree of attainment of the MBOs of the other Section 16 officers and set their MBO scores. The results of these evaluations and selected MBOs for the other NEOs are summarized below.

Ms. Lesjak. The HRC Committee determined that Ms. Lesjak's MBOs performance had been achieved above target. Ms. Lesjak is a highly experienced leader who was vital in setting up the Company for success. Ms. Lesjak worked on critical projects such as the finance organization redesign, Samsung printing business acquisition, and cash flow management. Her knowledge of the business and vast experience with investors, analysts and boards was critical to the successful launch of the Company.

Ms. Rivera. The HRC Committee determined that Ms. Rivera's MBOs performance had been achieved at target. She led all legal and intellectual property aspects during the Samsung acquisition and acted as a driver to close the deal. She helped design and implement an updated enterprise intellectual property strategy. She supported the Board, helped integrate all the new members and ensured the right governance and cadence was implemented.

Ms. Keogh. The HRC Committee determined that Ms. Keogh's MBO performance had been achieved above target. She redesigned key people processes across the organization that aligned with the new Company, launched a new employee engagement survey, implemented our new culture focus and reworked our performance management and compensation systems. She drove a robust talent agenda across the company, focusing on succession planning, development and talent acquisition.

Mr. Flaxman. The HRC Committee determined that Mr. Flaxman's MBO performance had been achieved above target. He was critical in getting the Company up and running. He successfully managed customer support, sales operations, IT, real estate and strategy. Further, he delivered significant cost reductions across the Company while driving internal efficiencies within his organization.

Based on the findings of these performance evaluations, the HRC Committee (and, in the case of the CEO, the independent members of the Board) evaluated performance against the non-financial metrics for the NEOs as follows:

Fiscal 2016 PfR Plan Performance Against Non-Financial Metrics (MBOs)

Named Executive Officer	Weight (%)	Percentage of Target Annual Incentive Funded (%)
Dion J. Weisler	25	57.5
Catherine A. Lesjak	25	56.3
Kim M. Rivera	25	25.0
Tracy S. Keogh	25	56.3
Jon E. Flaxman	25	57.5

Based on the level of performance described above on both the financial and non-financial metrics for fiscal 2016, the payouts to the NEOs under the PfR Plan were as follows:

Fiscal 2016 PfR Plan Annual Incentive Payout

Named Executive Officer	Percentage of Target Annual Incentive Funded		Total Annual Incentive Payout	
	Financial Metrics (%)	Non-Financial Metrics (%)	As % of Target Annual Incentive (%)	Payout ($)
Dion J. Weisler	38.4%	57.5%	95.9%	2,302,585
Catherine A. Lesjak	38.4%	56.3%	94.7%	1,006,092
Kim M. Rivera*	38.4%	25.0%	100.0%	781,250
Tracy S. Keogh	38.4%	56.3%	94.7%	710,182
Jon E. Flaxman	38.4%	57.5%	95.9%	839,484

* Fiscal 2016 bonus payout for Ms. Rivera was guaranteed to be no less than 100% of target as a condition of her employment letter with the company and as a transition from a former employer. This was a one-time guaranteed bonus due to her status as a newly hired executive.

Long-Term Incentive Compensation

The HRC Committee established a total long-term incentive target value for each NEO in early fiscal 2016 that was 60% weighted in the form of PARSUs and 40% weighted in the form of time-based RSUs. The high proportion of performance-based awards reflects our pay-for-performance philosophy. The time-based awards encourage retention, and are linked to stockholder value and ownership, which are also important goals of our executive compensation program.

2016 PARSUs

The fiscal 2016-2018 PARSUs have a two- and three-year performance period that began at the start of fiscal 2016 and continue through the end of fiscal 2017 and 2018, respectively. Under this program, 50% of the PARSUs (including dividend equivalent units) are eligible for vesting based on performance over two years with continued service, and 50% are eligible for vesting based on performance over three years with continued service. The two- and three-year awards are equally weighted between relative TSR and ROIC. This structure is depicted in the chart below:

2016-2018 PARSUs

Key Design Elements	ROIC vs. Internal Goals		Relative TSR vs. S&P 500		Payout
Weight	25%	25%	25%	25%	% of Target[2]
Performance/Vesting Periods[1]	2 years	3 years	2 years	3 years	
Performance Levels:					
Max	Target to be disclosed		> 90th percentile		200%
> Target	after the end of the		70th percentile		150%
Target	performance periods		**50th percentile**		**100%**
Threshold	only, out of concern for		25th percentile		50%
< Threshold	competitive harm		< 25th percentile		0%

[1] Performance measurement and vesting occur at the end of the two- and three-year periods, subject to continued service.
[2] Interpolate for performance between discrete points.

Internal ROIC goals were set after consideration of historical performance, internal budgets, external expectations, and peer group performance.

Relative TSR was chosen as a performance measure because it is a direct measure of stockholder value. ROIC was chosen because it measures capital allocation and efficiency, which is a key driver of stockholder value.

For more information on grants of PARSUs to the NEOs during fiscal 2016, see "Executive Compensation—Grants of Plan-Based Awards in Fiscal 2016."

2016 RSUs

2016 RSUs and related dividend equivalent units vest ratably on an annual basis over three years from the grant date. Three-year vesting is common in our industry and supports executive retention and stockholder alignment.

For more information on grants of RSUs to the NEOs during fiscal 2016, see "Executive Compensation—Grants of Plan-Based Awards in Fiscal 2016."

Fiscal 2015 PARSUs

In addition to regular 2016 PARSUs, Mr. Weisler, Ms. Lesjak and Ms. Keogh, who continued with the Company after the separation, also received PARSUs in 2016 that replaced grants they had received at HP during fiscal 2015, prior to the separation (FY15 PARSUs). The HRC Committee determined that it would be appropriate and desirable to cancel the FY15 PARSUs and replace them with PARSUs denominated in shares of HP stock. Originally, the FY15 PARSUs had a two and a three-year performance period, such that one-half the FY15 PARSUs was eligible for vesting based on performance over two years with continued service and one-half was eligible for vesting based on performance over three years with continued service. The FY15 PARSUs were equally weighted between relative TSR and ROIC. The chart below shows the structure of the FY15 PARSUs when initially granted.

2015 – 2017 HP PARSUs (Pre-separation)

Key Design Elements	HP ROIC vs. Internal Goals		HP Relative TSR vs. S&P 500		Payout
Weight	25%	25%	25%	25%	% of Target[2]
Performance/Vesting Periods[1]	2 years	3 years	2 years	3 years	
Performance Levels:					
Max			> 90th percentile		200%
> Target	Target to be disclosed		70th percentile		150%
Target	at end of the		**50th percentile**		**100%**
Threshold	performance periods		25th percentile		50%
< Threshold			<25th percentile		0%

[1] Performance measurement and vesting occur at the end of the two- and three-year periods, subject to continued service.
[2] Interpolate for performance between discrete points.

The replacement grant was made in early fiscal 2016. The replacement ratio was set so the intrinsic value of the HP target replacement PARSUs ("HP PARSUs") equaled the intrinsic value of the cancelled target number of FY15 PARSUs immediately prior to the separation. HP PARSUs maintain the original service-vesting requirements. HP PARSUs use the same performance metrics as the replaced FY15 PARSUs and the performance goals were established by the HRC Committee after the separation. The chart below shows the structure of the HP PARSUs after the separation.

HP PARSUs (Post-separation)

Key Design Elements	HP ROIC vs. Internal Goals		HP Relative TSR vs. S&P 500		Payout
Weight	25%	25%	25%	25%	
Adjusted Performance Periods[1]	1 year	2 years	1 year	2 years	% of Target[3]
Vesting Periods[2]	2 years	3 years	2 years	3 years	
Performance Levels:					
Max			> 90th percentile		200%
> Target	Target to be disclosed		70th percentile		150%
Target	at end of the		**50th percentile**		**100%**
Threshold	performance periods		25th percentile		50%
< Threshold			<25th percentile		0%

[1] Performance measurement occurs at the end of the one-and two-year periods, measured from the date of the separation.
[2] Vesting occurs at the end of the two- and three-year periods, measured from the original grant date.
[3] Interpolate for performance between discrete points.

Under accounting rules, the fair value of HP PARSUs exceeded the fair value of the replaced FY15 PARSUs as of November 1, 2015. This additional value is reflected in the Summary Compensation Table and Grants of Plan-Based Awards Table for affected NEOs.

The actual performance achievement for the one-year period post separation as a percent of target for the HP PARSUs as of October 31, 2016 is summarized in the table below:

Fiscal 2015 PARSUs (Actual Performance)

Segment	ROIC vs. Internal Goals[1] (% of target earned)		Relative TSR vs. S&P 500[2] (% of target earned)		Percent of Target Vested (Segment 1)
	Fiscal 2016 Results	Payout	Fiscal 2016 Results	Payout	
Segment 1 (50%)	106.1%	76.8%	65th percentile	137.0%	106.9%

[1] In connection with the separation, HP entered into a Tax Matters Agreement ("TMA") with HPE that governs the rights and obligations of HP and HPE for certain pre-separation tax liabilities. The TMA provides that HP and HPE will share certain pre-separation income tax liabilities through indemnification accounting. The actual amount that HP may be obligated to HPE could vary depending upon the outcome of certain unresolved tax matters, which may not be resolved for several years. Based on the perspective of our independent auditor, HP changed its accounting methodology to account for the change recommended by auditors. Please see our 8-K filed on April 27, 2016 for further information on this change. Because this change was recommended by our auditor after our FY16 goals were set, it was determined to adjust the FY16 ROIC results upward. As a result, the calculation of our performance and goals are aligned and provide a more accurate representation of Company performance.
[2] Through October 2016, HP's actual TSR performance was at the 65th percentile of the S&P 500 which corresponds to a payout of 137.0% of target.

Launch Grants at Time of Separation

In November 2015, in conjunction with our successful separation, certain NEOs and key talent received special one-time equity grants ("Launch Grants"). HP's compensation consultants performed a market analysis of merger and spin-off transactions valued over $1BN that occurred between two and three years prior to HP's separation date, and found that in many of the relevant cases, Launch Grants (sometimes called "Founder's Grants") were made to key personnel. The HRC Committee determined that such grants were appropriate to ensure retention and senior management continuity during this critical time in the company's evolution and to strengthen alignment with stockholders' interests by focusing management's efforts on successfully launching the independent company and driving increased stockholder value. Additionally, some NEOs took reductions in their compensation as they transitioned from HP Co. to HP Inc.

Unlike the vast majority of other companies, where Launch Grants were made solely in the form of time based awards, HP's Launch Grants were structured to align with company performance and are denominated 50% in PCSOs and 50% in RSUs, vesting ratably over three years (contingent on achievement of significant performance conditions for the PCSOs), and subject to continued employment at each vesting date. Vesting of the PCSOs is contingent on our stock price increasing (for 20 consecutive trading days) 10% within two years after the grant date, 20% within four years after the grant date and 30% within five years after the grant date.

For Launch Grants made to NEOs during fiscal 2016, the price hurdle had not been achieved as fiscal year-end and there was no earned or realizable compensation as of that time.

Launch Grants will not vest upon voluntary retirement, voluntary termination, or termination for cause (including neglect, lack of fulfillment of duties, or harm to HP) to ensure that employees will not experience a windfall if they do not remain with the company. In determining the size of the Launch Grants the HRC Committee considered, among other factors, unvested equity at the time of grant, value of grants vesting in the next few months, compensation

reductions and potential retention concerns. Based on the analysis performed by HP's compensation consultants, in other situations where launch grants were made to NEOs, the launch grant value as a multiple of annual long-term incentive awards ranged between 0.5x to 4.5x, and our approach was at the lower end of that range. The Launch Grants were allocated as follows:

Fiscal 2016 Launch Grants at Target

Named Executive Officer	PCSOs	RSUs	Total Launch Grant
Dion J. Weisler	$6,500,000	$6,500,000	$ 13,000,000
Catherine A. Lesjak	$2,500,000	$2,500,000	$ 5,000,000
Tracy S. Keogh	$1,450,000	$1,450,000	$ 2,900,000

Sign-on Bonus and New Hire Equity Award

Ms. Rivera received a one-time sign-on bonus in connection with her hiring as Chief Legal Officer and General Counsel, equal to $500,000. She also received a guaranteed annual incentive bonus for fiscal 2016 of no less than target ($781,250), as a condition of her employment letter with the company and as a transition from a prior employer. This was a one-time guaranteed bonus due to her status as a newly hired executive.

In addition, Ms. Rivera received a one-time new hire equity award valued at $3,300,000 in the form of RSUs that vest one-third a year for three years, subject to her continued employment. Also, HP assisted Ms. Rivera in her relocation from Cherry Hills Village, Colorado to Palo Alto, California. HP provided a relocation package pursuant to its Standard Relocation Program with Housing for Executives. For additional information, see the Summary Compensation Table on page 47.

Fiscal 2017 Compensation Program

The HRC Committee regularly identifies and evaluates ways to improve our executive compensation program. We engage with our stockholders to elicit their feedback, and we take this feedback very seriously. In 2016, our "say-on-pay" proposal was approved by 95% of the voted shares. We did not make any specific program changes because of this support and determined that it would be appropriate to maintain the same overall program structure for 2017.

However, as we plan to discuss in further detail in the fiscal 2017 proxy statement, we made the following fine-tuning changes that we believe are in our stockholders' interests and appropriate to the characteristics and business strategy of the post-separation Company:

- **Annual Incentives**. For fiscal 2017, we removed the revenue cap and replaced it with discrete revenue metrics. Further, we included HP enterprise-wide revenue and net profit metrics for business group leaders. These adjustments were made to further support stockholder alignment.

- **Long-Term Incentive Compensation**. The Compensation Committee has approved changing from ROIC to EPS as a primary financial metric of our PARSU awards. Starting with awards made in fiscal 2017, EPS will be weighted equally with relative total shareholder return in determining earned PARSUs. The Committee believes that EPS is a more-relevant driver of long-term shareholder value than ROIC given the Company's post-separation capital structure and balance sheet, as well as our focus on bottom-line profitability in the business-transformation strategy. EPS is also a common measure for performance-based long-term incentives among our peer companies.

In fiscal 2017, the HRC Committee plans to continue to carefully review our talent needs, and compensation programs and actions to:

- support the current and long-term business strategy;
- continue to align pay with stockholder interests; and
- maintain good governance standards.

Benefits

We do not provide our executives, including the NEOs, with special or supplemental U.S. defined benefit pension or health benefits. Our NEOs receive health and welfare benefits (including retiree medical benefits, if eligibility conditions are met) under the same programs and subject to the same eligibility requirements that apply to our employees generally.

Benefits under all U.S. pension plans were frozen effective December 31, 2007. Benefits under the Electronic Data Systems ("EDS") Pension Plan ceased upon HP's acquisition of EDS in 2009. As a result, no NEO or any other HP employee accrued a benefit under any HP U.S. defined benefit pension plan during fiscal 2016. The amounts reported as an increase in pension benefits are for those NEOs who previously accrued a benefit in a defined benefit pension plan prior to the cessation of accruals and reflect changes in actuarial values only, not additional benefit accruals.

The NEOs, along with other executives who earn base pay or an annual incentive in excess of certain limits of the U.S. tax code, are eligible to participate in the Executive Deferred Compensation Plan (the "EDCP"). This plan is maintained to permit executives to defer some of their compensation in order to also defer taxation on such amounts. This is a standard benefit plan also offered by most of our peer group companies. The EDCP permits deferral of base pay in excess of the amount taken into account under the qualified HP 401(k) Plan ($10,600 in fiscal 2016) and up to 95% of the annual incentive payable under the PfR and Variable Performance Bonus ("VPB") Plans. In addition, we make a 4% matching contribution to the plan on base pay contributions in excess of IRS limits up to a maximum of two times that limit. This is the same percentage as that which those executives are eligible to receive under the 401(k) Plan. In effect, the EDCP permits these executives and all eligible employees to receive a 401(k)-type matching contribution on a portion of base-pay deferrals in excess of IRS limits. Amounts deferred or matched under the EDCP are credited with investment earnings based on investment options selected by the participant from among nearly all of the proprietary funds available to employees under the 401(k) Plan. No amounts earn above-market returns.

Executives are also eligible to have a yearly HP-paid medical exam as part of the HP U.S. executive physical program. This includes a comprehensive exam, thorough health assessment and personalized health advice. This benefit is also offered by our peer group companies.

Consistent with its practice of not providing any special or supplemental executive defined benefit programs, including arrangements that would otherwise provide special benefits to the family of a deceased executive, in 2011 the HRC Committee adopted a policy that, unless approved by our stockholders pursuant to an advisory vote, we will not enter into a new plan, program or agreement or modify an existing plan, program or agreement with a Section 16 officer that provides for payments, grants or awards following the death of the officer in the form of unearned salary or unearned annual incentives, accelerated vesting or the continuation in force of unvested equity grants, perquisites, and other payments or awards made in lieu of compensation, except to the extent that such payments, grants or awards are provided or made available to our employees generally.

Perquisites

Consistent with the practices of many of our peer group companies, we provide a small number of perquisites to our senior executives, including the NEOs, as discussed below.

We provide our NEOs with financial counseling services to assist them in obtaining professional financial advice, which is a common benefit among our peer group companies, for convenience and to increase the understanding and effectiveness of our executive compensation program.

Due to our global presence, we maintain one corporate aircraft. In the event an NEO is accompanied by a guest or family member on the aircraft for personal reasons, as approved by the CEO, the NEO is taxed on the value of this usage according to the relevant U.S. tax code rules. There is no tax gross-up paid on the income attributable to this value. None of our NEOs used the corporate aircraft for personal use during fiscal 2016, either personally or for a guest or family member.

Our Audit Committee periodically conducts global risk management reviews, which include reviewing home security services of NEOs. Services considered necessary by the Audit Committee may be paid for by HP, due to the range of security issues that may be encountered by key executives of any large, multinational corporation.

Prior to October 2015, Mr. Weisler's home location was Singapore and he was on international assignment in Palo Alto, California. In connection with his appointment as CEO of HP Inc. effective at the separation, Mr. Weisler relocated to Palo Alto in October 2015. While most relocations costs were incurred in fiscal 2015, there were some trailing costs in connection with Mr. Weisler's relocation to Palo Alto that were paid in fiscal 2016.

Severance and Long-term Incentive Change in Control Plan for Executive Officers

In fiscal 2016, our Section 16 officers (including all of the NEOs) were covered by the Severance and Long-term Incentive Change in Control Plan for Executive Officers ("SPEO"), which is intended to protect us and our stockholders, and provide a level of transition assistance in the event of an involuntary termination of employment. Under the SPEO, participants who incur an involuntary termination (i.e., a termination not for cause), and who execute a full and effective release of claims following such termination, are eligible to receive severance benefits in an amount determined as a multiple of base pay, plus the average of the actual annual incentives paid for the preceding three years. In the case of the NEOs other than the CEO, the multiplier is 1.5. In the case of the CEO, the multiplier is 2.0. In all cases, this benefit will not exceed 2.99 times the sum of the executive's base pay plus target annual incentive as in effect immediately prior to the termination of employment.

Although the majority of compensation for our executives is performance-based and largely contingent upon achievement of financial goals, the HRC Committee continues to believe that the SPEO is appropriate for the attraction and retention of executive talent. In addition, we find it more equitable to offer severance benefits based on a standard formula for the Section 16 officers because severance often serves as a bridge when employment is involuntarily terminated, and should therefore not be affected by other, longer-term accumulations. As a result, and consistent with the practice of our peer group companies, other compensation decisions are not generally based on the existence of this severance protection.

In addition to the cash benefit, SPEO participants are eligible to receive (1) a pro-rata annual incentive for the year of termination based on actual performance results, at the discretion of the HRC Committee, (2) pro-rata vesting of unvested equity awards (and for performance-based equity awards, only if any applicable performance conditions have been satisfied), and (3) payment of a lump-sum health-benefit stipend of an amount equal to 18 months' COBRA premiums for continued group medical coverage for the executive and his or her eligible dependents, to the extent those premiums exceed 18 times the monthly premiums for active employees in the same plan with the same level of coverage as of the date of termination.

Benefits in the Event of a Change in Control

Until November 1, 2015, we did not provide specific change in control benefits to our executive officers. While the HRC Committee had broad discretion to accelerate vesting of all stock and option awards upon a change in control, accelerated vesting was not automatic. This approach allowed the Board or the HRC Committee to decide whether to vest equity after taking into consideration the facts and circumstances of a given transaction. As a result, the NEOs could become fully vested in their outstanding equity awards upon a change in control only if the Board or the HRC Committee affirmatively acts to accelerate vesting.

Effective November 1, 2015, the HRC Committee approved the change of control terms in the SPEO. In addition to the benefits provided for involuntary terminations, the SPEO provides for full vesting of outstanding stock options, RSUs, PCSOs, and PARSUs upon involuntary termination not for Cause or voluntary termination for Good Reason (as defined in the plan) within 24 months after a change in control ("double trigger"), and in situations where equity awards are not assumed by the surviving corporation (a "modified double trigger"). The SPEO further provides that under a double trigger, PARSUs will vest based on target performance, whereas under a modified double trigger, PARSUs will vest based upon the greater of the number of PARSUs that would vest based on actual performance and the number of PARSUs that would vest pro-rata based upon target performance.

The HRC Committee approved the change of control provisions in the SPEO as it determined that providing for double trigger and modified double trigger equity acceleration is consistent with market practice, will provide clarity to prospective and current executives and help attract and retain talent.

Other Compensation-Related Matters

Succession Planning

Among the HRC Committee's responsibilities described in its charter is to oversee succession planning and leadership development. The Board plans for succession of the CEO and annually reviews senior management selection and succession planning that is undertaken by the HRC Committee. As part of this process, the independent directors annually review the HRC Committee's recommended candidates for senior management positions to see that qualified candidates are available for all positions and that development plans are being utilized to strengthen the skills and qualifications of the candidates. The criteria used when assessing the qualifications of potential CEO successors include, among others, strategic vision and leadership, operational excellence, financial management, executive officer leadership development, ability to motivate employees, and an ability to develop an effective working relationship with the Board. We also host a Board Buddy program through which each executive officer is aligned to a board member as a mentor to aid the executive's development while giving board members a deeper understanding of the day-to-day operations of the company.

In fiscal 2016, an executive talent review was conducted along with succession plans for each of the executive leaders. Successors were identified to reflect necessary skill sets, performance, potential and diversity. Development plans for successors were also established to ensure readiness and will be managed throughout the year. In addition to the annual succession planning process, the HRC participates in an in-depth performance discussion of each executive officer at the time of the annual compensation review. Further, there is a People Update at each HRC meeting which includes a review of key people processes and developments for that quarter.

In addition, the executive team participated in a robust development process that included individual assessments, interviews with executive coaches, and an individualized development plan that can be leveraged throughout the year. Development themes for the entire executive team will be addressed during quarterly face-to-face meetings for full team development.

Stock Ownership Guidelines

Our stock ownership guidelines are designed to align executives' interests more closely with those of our stockholders and mitigate compensation-related risk. The current guidelines provide that, within five years of assuming a designated position, the CEO should attain an investment position in our stock equal to seven times his base salary and all other Section 16 officers reporting directly to the CEO should attain an investment position equal to five times their base salaries. Shares counted toward these guidelines include any shares held by the executive directly or through a broker, shares held through the 401(k) Plan, shares held as restricted stock, shares underlying time-vested RSUs, and shares underlying vested but unexercised stock options (50% of the in-the-money value of such options is used for this calculation). Ms. Lesjak and Ms. Keogh are the only NEOs who have served in roles covered by our stock ownership guidelines for over five years and they are in compliance with the stock ownership guidelines. In addition, our other NEOs were on track for compliance within the required time or held the required investment position in our stock as of the end of fiscal 2016.

The HRC Committee has adopted a policy prohibiting our executive officers from engaging in any form of hedging transaction (derivatives, equity swaps, forwards, etc.) including, among other things, short sales and transactions involving publicly traded options. In addition, with limited exceptions, our executive officers are prohibited from holding our securities in margin accounts and from pledging our securities as collateral for loans. We believe that these policies further align our executives' interests with those of our stockholders.

Accounting and Tax Effects

The impact of accounting treatment is considered in developing and implementing our compensation programs, including the accounting treatment as it applies to amounts awarded or paid to our executives.

The impact of federal tax laws on our compensation programs is also considered, including the deductibility of compensation paid to the

NEOs, as limited by Section 162(m) of the Code. Our compensation program is designed with the intention that compensation paid in various forms may be eligible to qualify for deductibility under Section 162(m), but there may be exceptions for administrative or other reasons with a business justification.

Policy on Recovery of Annual Incentive in Event of Financial Restatement

In fiscal 2006, the Board adopted a "clawback" policy that permits the Board to recover certain annual incentives from senior executives whose fraud or misconduct resulted in a significant restatement of financial results. The policy allows for the recovery of annual incentives paid at or above target from those senior executives whose fraud or misconduct resulted in the restatement where the annual incentives would have been lower absent the

fraud or misconduct, to the extent permitted by applicable law. Additionally, our incentive plan document allows for the recoupment of performance-based annual incentives and long-term incentives consistent with applicable law and the clawback policy. Also, in fiscal 2014, we added a provision to our equity grant agreements to clarify that they are subject to the clawback policy.

HR and Compensation Committee Report on Executive Compensation

The HRC Committee of the Board of HP has reviewed and discussed with management this Compensation Discussion and Analysis. Based on this review and discussion, it has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the Annual Report on Form 10-K of HP filed for the fiscal year ended October 31, 2016.

HR and Compensation Committee of the Board of Directors

Rajiv L. Gupta, Chair
Aida Alvarez
Carl Bass
Shumeet Banerji
Charles V. Bergh
Stacey Mobley

Summary Compensation Table

The following table sets forth information concerning the compensation of our CEO, our chief financial officer, and our three other most highly compensated executive officers serving during fiscal 2016.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3][4] ($)	Option Awards[4][5] ($)	Non-Equity Incentive Plan Compensation[6] ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings[7] ($)	All Other Compensation[8] ($)	Total ($)
Dion J. Weisler President and CEO	2016	1,200,046	—	18,164,053	6,889,397	2,302,585	—	140,186	28,696,267
	2015	774,999	—	3,286,543	2,163,437	386,719	—	12,116,105	18,727,803
	2014	831,251	—	3,133,726	2,059,650	1,722,400	—	5,765,765	13,512,792
Catherine A. Lesjak Chief Financial Officer	2016	850,033	—	7,573,319	2,758,055	1,006,092	434,684	43,877	12,666,060
	2015	850,033	—	3,287,819	2,163,437	868,864	95,650	51,862	7,317,665
	2014	850,033	—	3,447,082	2,265,610	1,421,392	356,262	33,137	8,373,516
Kim M. Rivera Chief Legal Officer and General Counsel	2016	612,004	1,281,250	5,747,980	—	—	—	304,487	7,945,721
Tracy S. Keogh Chief Human Resources Officer	2016	600,023	—	4,379,891	1,593,592	710,182	—	38,920	7,322,608
	2015	700,027	—	3,793,332	1,180,059	715,535	—	55,847	6,444,800
Jon E. Flaxman Chief Operating Officer	2016	700,027	—	3,295,365	84,496	839,484	557,485	10,500	5,487,357

[1] Amounts shown represent base salary earned or paid during the fiscal year, as described under "*Compensation Discussion and Analysis—Determination of Fiscal 2016 Executive compensation —2016 Base Salary.*"

[2] The fiscal 2016 bonus amount for Ms. Rivera represents a signing bonus of $500,000 and a guaranteed portion of her annual incentive bonus payable under the PfR Plan of $781,250.

[3] The grant date fair value of all stock awards has been calculated in accordance with applicable accounting standards. In the case of RSUs, the value is determined by multiplying the number of units granted by the closing price of our stock on the grant date. For PARSUs awarded in fiscal 2016, amounts shown reflect the grant date fair value of the PARSUs for the two- and three-year performance periods beginning with fiscal 2016 based on the probable outcome of performance conditions related to these PARSUs at the grant date. The 2016 PARSUs include both market-related (TSR) and internal (ROIC) performance goals as described under the "*Compensation Discussion and Analysis—Determination of Fiscal 2016 Executive Compensation—Long-Term Incentive Compensation.*" Consistent with the applicable accounting standards, the grant date fair value of the market-related TSR component has been determined using a Monte Carlo simulation model. The table below sets forth the grant date fair value for the PARSUs granted in fiscal 2016:

Name	Probable Outcome of Performance Conditions Grant Date Fair Value ($)*	Maximum Outcome of Performance Conditions Grant Date Fair Value ($)	Market-related Component Grant Date Fair Value ($)**
Dion J. Weisler	2,742,695	5,485,391	3,755,685
Catherine A. Lesjak	1,142,786	2,285,572	1,564,871
Kim M. Rivera	594,245	1,188,490	813,734
Tracy S. Keogh	662,820	1,325,639	907,623
Jon E. Flaxman	799,950	1,599,900	1,095,414

* Amounts shown represent the grant date fair value of the PARSUs subject to the internal ROIC performance goal (i) based on the probable or target outcome as of the date the goals were set and (ii) based on achieving the maximum level of performance for the two- and three-year performance periods beginning in fiscal 2016. The grant date fair value of the ROIC goal component of the PARSUs awarded on December 9, 2015 was $9.49 per unit, which was the closing share price of our common stock on January 25, 2016 when the ROIC goal was approved.

** Amounts shown represent the grant date fair value of PARSUs subject to the market-related TSR goal component of the PARSUs, for which expense recognition is not subject to probable or maximum outcome assumptions. The weighted-average grant date fair value of the market-related TSR goal component of the PARSUs awarded on December 9, 2015 was $13.00 per unit, which was determined using a Monte Carlo simulation model. The significant assumptions used in this simulation model were a volatility rate of 32.5%, a risk-free interest rate of 1.2%, and a simulation period of 2.9 years. For information on the assumptions used to calculate the fair value of the awards, refer to Note 6 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2016, as filed with the SEC on December 15, 2016.

[4] In connection with the separation and in accordance with the employee matters agreement, HP has made certain adjustments to the exercise price and number of stock-based compensation awards with the intention of preserving the intrinsic value of the awards prior to the separation. Exercisable and non-exercisable stock options have been converted to similar awards of the entity where the employee is working post-separation. RSU awards and PARSU awards have been adjusted to provide holders with RSUs and performance-contingent awards in the Company that employs such employee following the separation. These adjustments resulted in incremental compensation cost that is reflected in this column and is shown in the table below. Adjustments to RSUs did not result in an incremental cost. The incremental cost for PARSUs also includes the modification expense related to the adjusted performance period.

Name	PARSUs Incremental Compensation Cost ($)	Stock Options & PCSOs Incremental Compensation Cost ($)	Total ($)
Dion J. Weisler	365,665	175,965	541,630
Catherine A. Lesjak	365,665	175,965	541,630
Kim M. Rivera	—	—	—
Tracy S. Keogh	199,437	95,981	295,418
Jon E. Flaxman	—	84,496	84,496

[5] The awards granted as part of the Launch Grants described under "*Compensation Discussion and Analysis—Launch Grants.*" The grant date fair value of PCSO awards is calculated using a combination of a Monte Carlo simulation model and a lattice model as these awards contain market conditions. For information on the assumptions used to calculate the fair value of the awards, refer to Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2016, as filed with the SEC on December 15, 2016.

[6] Amounts shown represent payouts under the PfR Plan (amounts earned during the applicable fiscal year but paid after the end of that fiscal year).

[7] Amounts shown represent the increase in the actuarial present value of NEO pension benefits during the applicable fiscal year. As described in more detail under "Narrative to the Fiscal 2016 Pension Benefits Table" below, pension accruals have ceased for all NEOs, and NEOs hired after the dates that pension accruals ceased are not eligible to participate in any U.S. defined benefit pension plan. Accordingly, the amounts reported for the NEOs do not reflect additional accruals but reflect the passage of one more year from the prior present value calculation and changes in other actuarial assumptions. The assumptions used in calculating the changes in pension benefits are described in footnote (2) to the "Fiscal 2016 Pension Benefits Table" below. No HP plan provides for above-market earnings on deferred compensation amounts, so the amounts reported in this column do not reflect any such earnings.

[8] The amounts shown are detailed in the "Fiscal 2016 All Other Compensation Table" below.

Fiscal 2016 All Other Compensation Table

The following table provides additional information about the amounts that appear in the "All Other Compensation" column in the "Summary Compensation Table" above.

Name	401(k) Company Match[1] ($)	NQDC Company Match[2] ($)	Mobility Program[3] ($)	Security Services/ Systems[4] ($)	Tax Gross-Up[5] ($)	Miscellaneous[6] ($)	Total AOC ($)
Dion J. Weisler	17,941	—	101,749	2,496	—	18,000	140,186
Catherine A. Lesjak	10,600	10,600	—	4,677	—	18,000	43,877
Kim M. Rivera	10,600	—	189,434	—	95,778	8,675	304,487
Tracy S. Keogh	10,320	10,600	—	—	—	18,000	38,920
Jon E. Flaxman	10,500	—	—	—	—	—	10,500

[1] Represents matching contributions made under the HP 401(k) Plan. Mr. Weisler's contributions to the 401(k) Plan began in October 2015 and his matching amount represents matching contributions received during the 2015 and 2016 Plan years.

[2] Represents matching contributions credited during fiscal 2016 under the HP Executive Deferred Compensation Plan with respect to the 2015 calendar year of that plan.

[3] For Mr. Weisler, represents benefits provided under our executive mobility program related to his international assignment. Until October 2015, Mr. Weisler's home location was Singapore, and Mr. Weisler was on assignment in Palo Alto, California. In October 2015, Mr. Weisler permanently moved to Palo Alto, however, there were some trailing costs incurred related to his move during fiscal 2016. For Ms. Rivera, represents benefits provided under our domestic executive mobility program. As of October 31, 2016, Ms. Rivera had relocated from Cherry Hills Village, Colorado to Palo Alto, California.

[4] Represents home security services provided to the NEOs and, consistent with SEC guidance, the expense is reported here as a perquisite due to the fact that there is an incidental personal benefit.

[5] For Ms. Rivera, the amount represents a tax gross-up provided under the domestic executive mobility program as part of her relocation from Colorado to California.

[6] For Mr. Weisler, Ms. Lesjak, Ms. Rivera, and Ms. Keogh, includes amounts paid either directly to the executives or on their behalf for financial counseling.

Narrative to the Summary Compensation Table

The amounts reported in the "Summary Compensation Table," including base pay, annual and equity award amounts, benefits and perquisites, are described more fully under "Compensation Discussion and Analysis."

The amounts reported in "Non-Equity Incentive Plan Compensation" column include amounts earned in fiscal 2016 by each of the NEOs under the PfR Plan. The narrative description of the remaining information in the "Summary Compensation Table" is provided in the narrative to the other compensation tables.

Grants of Plan-Based Awards in Fiscal 2016

The following table provides information on awards granted under the PfR Plan for fiscal 2016 and awards of RSUs, PCSOs, and PARSUs granted as part of the fiscal 2016 long-term incentives program:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2][3][4]			All Other Stock Awards: Number of Shares of Stock or Units[5] (#)	All Other Option Awards: Number of Securities Underlying Options (#)	All Other Option Awards: Exercise or Base Price of Option Awards ($)	Grant-Date Fair Value of Stock and Option Awards[3][6] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Dion J. Weisler											
PfR		24,000	2,400,000	4,800,000	—	—	—	—	—	—	—
RSU	12/9/2015	—	—	—	—	—	—	396,367	—	—	4,800,004
PARSU	12/9/2015	—	—	—	289,010	578,019	1,156,038	—	—	—	6,498,380
RSU	11/2/2015	—	—	—	—	—	—	469,993	—	—	6,500,003
PCSO	11/2/2015	—	—	—	—	1,577,157	—	—	—	13.83	6,713,432
Separation PCSO Acct Cost	11/1/2015	—	—	—	—	1,688,910	—	—	—	—	175,965
Separation PARSU Acct Cost	11/1/2015	—	—	—	21,294	42,587	85,174	—	—	—	365,665
Catherine A. Lesjak											
PfR		10,625	1,062,500	2,125,000	—	—	—	—	—	—	—
RSU	12/9/2015	—	—	—	—	—	—	165,153	—	—	2,000,003
PARSU	12/9/2015	—	—	—	120,421	240,841	481,682	—	—	—	2,707,657
RSU	11/2/2015	—	—	—	—	—	—	180,766	—	—	2,499,994
PCSO	11/2/2015	—	—	—	—	606,599	—	—	—	13.83	2,582,090
Separation PCSO Acct Cost	11/1/2015	—	—	—	—	1,813,034	—	—	—	—	175,965
Separation PARSU Acct Cost	11/1/2015	—	—	—	21,294	42,587	85,174	—	—	—	365,665
Kim M. Rivera											
PfR		7,813	781,250	1,562,500	—	—	—	—	—	—	—
RSU	12/9/2015	—	—	—	—	—	—	85,879	—	—	1,039,995
PARSU	12/9/2015	—	—	—	62,619	125,237	250,474	—	—	—	1,407,979
RSU	11/9/2015	—	—	—	—	—	—	237,924	—	—	3,300,006
Tracy S. Keogh											
PfR		7,500	750,000	1,500,000	—	—	—	—	—	—	—
RSU	12/9/2015	—	—	—	—	—	—	95,789	—	—	1,160,005
PARSU	12/9/2015	—	—	—	69,844	139,688	279,376	—	—	—	1,570,442
RSU	11/2/2015	—	—	—	—	—	—	104,845	—	—	1,450,006
PCSO	11/2/2015	—	—	—	—	351,827	—	—	—	13.83	1,497,610
Separation PCSO Acct Cost	11/1/2015	—	—	—	—	1,186,143	—	—	—	—	95,981
Separation PARSU Acct Cost	11/1/2015	—	—	—	11,614	23,229	46,457	—	—	—	199,437
Jon E. Flaxman											
PfR		8,750	875,000	1,750,000	—	—	—	—	—	—	—
RSU	12/9/2015	—	—	—	—	—	—	115,607	—	—	1,400,001
PARSU	12/9/2015	—	—	—	84,295	168,589	337,178	—	—	—	1,895,364
Separation Stock Options Acct Cost	11/1/2015	—	—	—	—	—	—	—	129,933	—	13,810
Separation PCSO Acct Cost	11/1/2015	—	—	—	—	470,928	—	—	—	—	70,686

[1] Amounts represent the range of possible cash payouts for fiscal 2016 awards under the PfR Plan.

[2] PCSO awards, granted as part of the Launch Grants in fiscal 2016, vest as follows: one third of the PCSO award will vest upon continued service of one year and our closing stock price is at least 10% over the grant date stock price for at least 20 consecutive trading days within two years from the date of grant; one third will vest upon continued service for two years and our closing stock price is at least 20% over the grant date stock price for at least

20 consecutive trading days within four years from the date of grant; and one third will vest upon continued service of three years and our closing stock price is at least 30% over the grant date stock price for at least 20 consecutive trading days within five years from the date of grant. All PCSO awards have an eight-year term.

[3] PARSU amounts represent the range of shares that may be released at the end of the two- and three-year performance periods applicable to the PARSUs assuming achievement of threshold, target or maximum performance. PARSUs vest as follows: 50% of the PARSUs are eligible for vesting based on performance over two years with continued service, and 50% of the PARSUs are eligible for vesting based on performance over three years with continued service. The awards eligible for two-year vesting are 50% contingent upon our two-year relative TSR and 50% contingent on our ROIC performance, and similarly, the awards eligible for three-year vesting are 50% contingent upon our three-year relative TSR and 50% contingent on our ROIC performance. If our relative TSR and ROIC performance is below threshold for the performance period, no shares will be released for the applicable segment. For additional details, see the discussion of PARSUs under "*Compensation Discussion and Analysis—Determination of Fiscal 2016 Executive Compensation—Long-Term Incentive Compensation—2016 PARSUs.*"

[4] For Separation PCSO, PARSU, Stock Options Acct. Cost, these values represent the number of units associated with the incremental compensation cost.

[5] RSUs vest as to one-third of the units on each of the first three anniversaries of the grant date, subject to continued service.

[6] In connection with the separation and in accordance with the employee matters agreement, HP has made certain adjustments to the exercise price and number of stock-based compensation awards with the intention of preserving the intrinsic value of the awards prior to the separation. Exercisable and non-exercisable stock options have been converted to similar awards of the entity where the employee is working post-separation. RSUs and performance-contingent awards have been adjusted to provide holders with RSUs and performance-contingent awards in the Company that employs such employee following the separation. These adjustments resulted in incremental compensation cost. This incremental cost is represented in this table as awards with a grant date of 11/1/2015. For additional information, see footnote (4) to the "Summary Compensation Table."

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table provides information on stock and option awards held by the NEOs as of October 31, 2016:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[2] (#)	Option Exercise Price[3] ($)	Option Expiration Date[4]	Number of Shares or Units of Stock That Have Not Vested[5] (#)	Market Value of Shares or Units of Stock That Have Not Vested[6] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[7] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[6] ($)
Dion J. Weisler	27,024	—	—	12.56	1/18/2020	1,010,717	14,645,289	645,072	9,347,093
	807,758	—	—	12.14	7/31/2021	—	—	—	—
	163,811	—	163,812	12.49	12/10/2021	—	—	—	—
	—	—	553,529	17.29	12/9/2022	—	—	—	—
	—	—	1,577,157	13.83	11/1/2023	—	—	—	—
Catherine A. Lesjak	337,576	—	—	6.40	12/5/2020	474,375	6,873,694	294,602	4,268,783
	180,191	—	180,193	12.49	12/10/2021	—	—	—	—
	—	—	553,529	17.29	12/9/2022	—	—	—	—
	—	—	606,599	13.83	11/1/2023	—	—	—	—
Kim M. Rivera	—	—	—	—	—	336,385	4,874,219	130,175	1,886,236
Tracy S. Keogh	69,026	—	—	6.40	12/5/2020	363,179	5,262,464	169,340	2,453,737
	98,286	—	98,288	12.49	12/10/2021	—	—	—	—
	—	—	301,926	17.29	12/9/2022	—	—	—	—
	—	—	351,827	13.83	11/1/2023	—	—	—	—
Jon E. Flaxman	43,239	—	—	6.40	12/5/2020	270,018	3,912,561	175,236	2,539,170
	18,376	18,377	—	12.49	12/10/2021	—	—	—	—
	16,647	33,294	—	17.29	12/9/2022	—	—	—	—
	156,976	—	313,952	12.47	10/29/2023	—	—	—	—

[1] The 18,377 share option held by Mr. Flaxman fully vests with continued service as to 18,377 of the shares on the third anniversary of December 11, 2013, the date of the grant. The 33,294 share option held by Mr. Flaxman vests with continued service as to 16,647 of the shares on each of the second and third anniversaries of December 10, 2014, the date of the grant.

[2] Option awards in this column vest as to one-third of the shares on each of the first, second, and third anniversaries of December 11, 2013, December 10, 2014, October 30, 2015, and November 2, 2015, the respective dates of grant, or upon later satisfaction of certain stock price performance conditions, and subject to continued service in each case.

[3] Option exercise prices are the fair market value of our stock on the grant date. For some awards, in connection with the separation and in accordance with the employee matters agreement, HP has made certain adjustments to the exercise price and number of stock-based compensation awards with the intention of preserving the intrinsic value of the awards prior to the separation. For additional information, see footnote (4) to the "Summary Compensation Table."

[4] All options have an eight-year term.

[5] The amounts in this column include shares underlying dividend equivalent units credited with respect to outstanding stock awards through October 31, 2016. The release dates and release amounts for all unvested stock awards are as follows, assuming continued employment and satisfaction of any applicable financial performance conditions:

- Mr. Weisler: November 2, 2016 (156,664 shares plus accrued dividend equivalent shares); December 9, 2016 (132,122 shares plus accrued dividend equivalent shares); December 10, 2016 (31,828 shares plus accrued dividend equivalent shares); December 11, 2016 (40,053 shares plus accrued dividend equivalent shares); November 2, 2017 (156,664 shares plus accrued dividend equivalent shares); December 9, 2017 (132,122 shares plus accrued dividend equivalent shares); December 10, 2017 (31,829 shares plus accrued dividend equivalent shares); November 2, 2018 (156,665 shares plus accrued dividend equivalent shares); December 9, 2018 (132,123 shares plus accrued dividend equivalent shares);

- Ms. Lesjak: November 2, 2016 (60,255 shares plus accrued dividend equivalent shares); December 9, 2016 (55,051 shares plus accrued dividend equivalent shares); December 11, 2016 (44,057 shares plus accrued dividend equivalent shares); December 10, 2016 (31,828 shares plus accrued dividend equivalent shares); November 2, 2017 (60,255 shares plus accrued dividend equivalent shares); December 9, 2017 (55,051 shares plus accrued dividend equivalent shares); December 10, 2017 (31,828 shares plus accrued dividend equivalent shares); November 2, 2018 (60,256 shares plus accrued dividend equivalent shares); December 9, 2018 (55,051 shares plus accrued dividend equivalent shares);

- Ms. Rivera: November 9, 2016 (79,308 shares plus accrued dividend equivalent shares); December 9, 2016 (28,626 shares plus accrued dividend equivalent shares); November 9, 2017 (79,308 shares plus accrued dividend equivalent shares); December 9, 2017 (28,626 shares plus accrued dividend equivalent shares); November 9, 2018 (79,308 shares plus accrued dividend equivalent shares); December 9, 2018 (28,627 shares plus accrued dividend equivalent shares);

- Ms. Keogh: November 2, 2016 (34,948 shares plus accrued dividend equivalent shares); December 9, 2016 (31,929 shares plus accrued dividend equivalent shares); December 10, 2016 (46,294 shares plus accrued dividend equivalent shares); December 11, 2016 (24,032 shares plus accrued dividend equivalent shares); November 2, 2017 (34,948 shares plus accrued dividend equivalent shares); December 9, 2017 (31,930 shares plus accrued dividend equivalent shares); December 10, 2017 (46,294 shares plus accrued dividend equivalent shares); November 2, 2018 (34,949 shares plus accrued dividend equivalent shares); December 9, 2018 (31,930 shares plus accrued dividend equivalent shares); December 10, 2018 (28,936 shares plus accrued dividend equivalent shares);

- Mr. Flaxman: December 9, 2016 (38,535 shares plus accrued dividend equivalent shares); December 10, 2016 (5,549 shares plus accrued dividend equivalent shares); December 11, 2016 (6,127 shares plus accrued dividend equivalent shares); April 27, 2017 (16,344 shares plus accrued dividend equivalent shares); October 30, 2017 (46,779 shares plus accrued dividend equivalent shares); December 9, 2017 (38,536 shares plus accrued dividend equivalent shares); December 10, 2017 (5,549 shares plus accrued dividend equivalent shares); April 27, 2018 (16,344 shares plus accrued dividend equivalent shares); October 30, 2018 (46,779 shares plus accrued dividend equivalent shares); December 9, 2018 (38,536 shares plus accrued dividend equivalent shares).

[6] Value calculated based on the $14.49 closing price of our stock on October 31, 2016.

[7] The amounts in this column include the amounts of PARSUs granted in fiscal 2015 (segment 2) and fiscal 2016 plus accrued dividend equivalent shares. The shares are reported at target, but actual payout will be on achievement of performance goals at the end of the two- and three-year performance periods.

Option Exercises and Stock Vested in Fiscal 2016

The following table provides information about options exercised and stock awards vested for the NEOs during the fiscal year ended October 31, 2016:

Name	Option Awards		Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[3] ($)
Dion J. Weisler	—	—	132,427	1,909,229
Catherine A. Lesjak	324,310	1,803,164	268,501	3,535,807
Kim M. Rivera	—	—	—	—
Tracy S. Keogh	500,000	3,777,060	58,219	843,593
Jon E. Flaxman	—	—	92,904	1,237,547

[1] Includes PARSUs, RSUs and accrued dividend equivalent shares.
[2] Represents the amounts realized based on the difference between the market price of HP stock on the date of grant and the exercise price.
[3] Represents the amounts realized based on the fair market value of our stock on the vesting date for PARSUs, RSUs and accrued dividend equivalent shares. Fair market value is determined based on the closing price of our stock on the applicable vesting date.

Fiscal 2016 Pension Benefits Table

The following table provides information about the present value of accumulated pension benefits payable to each NEO:

Name	Plan Name[1]	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Dion J. Weisler[3]	—	—	—	—
Catherine A. Lesjak	RP	21.3	412,388	—
	EBP	21.3	2,675,084	—
Kim M. Rivera[3]	—	—	—	—
Tracy S. Keogh[3]	—	—	—	—
Jon E. Flaxman	RP	26.6	423,286	—
	EBP	26.6	3,673,981	—

[1] The "RP" and the "EBP" are the qualified HP Retirement Plan and the non-qualified HP Excess Benefit Plan, respectively. All benefits are frozen under these plans. The RP has been merged into the HP Inc. Pension Plan (formerly known as the HP Pension Plan).
[2] The present value of accumulated benefits is shown at the age 65 unreduced retirement age for the RP and the EBP using the assumptions under Accounting Standards Codification (ASC) Topic 715-30 Defined Benefit Plans—Pension for the 2016 fiscal year-end measurement (as of October 31, 2016). The present value is based on a discount rate of 3.98% for the RP and 2.77% for the EBP, lump sum interest rates of 1.47% for the first five years, 3.34% for the next 15 years and 4.30% thereafter, and applicable mortality for lump sums. As of October 31, 2015 (the prior measurement date), the ASC Topic 715-30 assumptions included a discount rate of 4.43% for the RP and 3.32% for the EBP, lump sum interest rates of 1.69% for the first five years, 4.11% for the next 15 years and 5.07% thereafter, and applicable mortality and the RP-2014 White-Collar Table Projected Generationally with MP-2015 for annuity payment forms.
[3] Mr. Weisler, Ms. Rivera, Ms. Keogh are not eligible to receive benefits under any defined benefit pension plan because we ceased benefit accruals under all of our U.S.-qualified defined benefit pension plans prior to the commencement of their employment with HP in the US.

Narrative to the Fiscal 2016 Pension Benefits Table

No NEO currently accrues a benefit under any qualified or non-qualified defined benefit pension plan because we ceased benefit accruals in all of our U.S.-qualified defined benefit pension plans (and their non-qualified plan counterparts) in prior years. Benefits previously accrued by the NEOs under HP pension plans are payable to them following termination of employment, subject to the terms of the applicable plan.

Terms of the HP Retirement Plan

Ms. Lesjak and Mr. Flaxman earned benefits under the RP and the EBP based on pay and service prior to 2008. The RP is a traditional defined benefit plan that provided a benefit based on years of service and the participant's "highest average pay rate," reduced by a portion of Social Security earnings. "Highest average pay rate" was determined based on the 20 consecutive fiscal quarters when pay was the highest. Pay for this purpose included base pay and bonus, subject to applicable IRS limits. Benefits under the RP may be taken in one of several different annuity forms or in an actuarially equivalent lump sum. Benefits calculated under the RP are offset by the value of benefits earned under the HP Deferred Profit Sharing Plan (the "DPSP") before November 1, 1993. Together, the RP and the DPSP constitute a "floor-offset" arrangement for periods before November 1, 1993.

Benefits not payable from the RP and the DPSP due to IRS limits are paid from the nonqualified EBP under which benefits are unfunded and unsecured. When an EBP participant terminates employment, the benefit liability is transferred to the EDCP, where an account is established for the participant. That account is then credited with hypothetical investment earnings (gains or losses) based upon the investment election made by participants from among investment options similar to those offered under the HP 401(k) Plan. There is no formula that would result in above-market earnings or payment of a preferential interest rate on this benefit.

At the time of distribution, amounts representing EBP benefits are paid from the EDCP in a lump sum or installment form, according to pre-existing elections made by those participants, except that participants with a small benefit or who have not qualified for retirement status (age 55 with at least 15 years of service) are paid their EBP benefit in January of the year following their termination, subject to any delay required by Section 409A of the Code.

Fiscal 2016 Non-qualified Deferred Compensation Table

The following table provides information about contributions, earnings, withdrawals, distributions, and balances under the EDCP:

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions[3] ($)	Aggregate Balance at FY End[4] ($)
Dion J. Weisler	8,840	—	215	—	9,055
Catherine A. Lesjak	11,500	10,600	27,946	(663,963)	2,747,745
Kim M. Rivera	8,840	—	513	—	9,353
Tracy S. Keogh	334,437	10,600	82,173	—	2,030,429
Jon E. Flaxman	—	—	—	—	—

[1] The amounts reported here as "Executive Contributions" and "Registrant Contributions" are reported as compensation to such NEO in the "Summary Compensation Table" above.

[2] The contributions reported here as "Registrant Contributions" were made in fiscal 2016 with respect to calendar year 2015 participant base-pay deferrals. During fiscal 2016, the NEOs were eligible to receive a 4% matching contribution on base-pay deferrals that exceeded the IRS limit that applies to the qualified HP 401(k) Plan up to a maximum of two times that limit.

[3] The distributions reported here were made pursuant to participant elections made prior to the time that the amounts were deferred in accordance with plan rules.

[4] Of these balances, the following amounts were reported as compensation to such NEO in the Summary Compensation Table in prior proxy statements: Ms. Keogh $597,625. The information reported in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional earned compensation.

Narrative to the Fiscal 2016 Non-qualified Deferred Compensation Table

HP sponsors the EDCP, a non-qualified deferred compensation plan that permits eligible U.S. employees to defer base pay in excess of the amount taken into account under the qualified HP 401(k) Plan and bonus amounts of up to 95% of the annual incentive bonus payable under the PfR Plan. In addition, a matching contribution is available under the plan to eligible employees. The matching contribution applies to base-pay deferrals on compensation above the IRS limit that applies to the qualified HP 401(k) Plan up to a maximum of two times that compensation limit (for fiscal 2016 matching contributions, on calendar year 2015 base pay from $265,000 to $530,000). During fiscal 2016, the NEOs were eligible for a matching contribution of up to 4% on base pay contributions in excess of the IRS limit up to a maximum of two times that limit.

Upon becoming eligible for participation, employees must specify the amount of base pay and/or the percentage of bonus to be deferred, as well as the time and form of payment. If termination of employment occurs before retirement (defined as at least age 55 with 15 years of service), distribution is made in the form of a lump sum in January of the year following the year of termination, subject to any delay required under Section 409A of the Code. At retirement (or earlier, if properly elected), benefits are paid according to the distribution election made by the participant at the time of the deferral election subject to any delay required under Section 409A of the Code. No withdrawals are permitted prior to the previously elected distribution date, other than "hardship" withdrawals as permitted by applicable law.

Amounts deferred or credited under the EDCP are credited with hypothetical investment earnings based on participant investment elections made from among the investment options available under the HP 401(k) Plan. Accounts maintained for participants under the EDCP are not held in trust, and all such accounts are subject to the claims of general creditors of HP. No amounts are credited with above-market earnings.

Potential Payments Upon Termination or Change in Control

The amounts in the following table estimate potential payments due if an NEO had terminated employment with HP effective October 31, 2016 under each of the circumstances specified below. These amounts are in addition to benefits generally available to U.S. employees upon termination of employment, such as distributions from the retirement plans and the HP 401(k) Plan and payment of accrued vacation where required.

| | | | | Long-Term Incentive Programs[3] | | |
Name	Termination Scenario	Total[1] ($)	Severance[2] ($)	Stock Options ($)	RSUs ($)	PARSUs ($)
Dion J. Weisler	Voluntary/For Cause	**—**	—	—	—	—
	Disability	**24,903,711**	—	1,368,548	14,645,287	8,889,876
	Retirement	**—**	—	—	—	—
	Death	**24,903,711**	—	1,368,548	14,645,287	8,889,876
	Not for Cause	**14,616,133**	5,364,829	300,324	5,203,576	3,747,404
	Change in Control	**30,268,540**	5,364,829	1,368,548	14,645,287	8,889,876
Catherine A. Lesjak[4]	Voluntary/For Cause	**6,250,664**	—	360,386	4,152,608	1,737,670
	Disability	**11,691,015**	—	760,741	6,873,681	4,056,592
	Retirement	**6,250,664**	—	360,386	4,152,608	1,737,670
	Death	**11,691,015**	—	760,741	6,873,681	4,056,592
	Not for Cause	**10,105,570**	2,947,861	360,386	5,059,653	1,737,670
	Change in Control	**14,638,876**	2,947,861	760,741	6,873,681	4,056,592
Kim M. Rivera	Voluntary/For Cause	**—**	—	—	—	—
	Disability	**6,669,451**	—	—	4,874,212	1,795,239
	Retirement	**—**	—	—	—	—
	Death	**6,669,451**	—	—	4,874,212	1,795,239
	Not for Cause	**4,452,673**	2,117,348	—	1,588,843	746,482
	Change in Control	**8,786,799**	2,117,348	—	4,874,212	1,795,239
Tracy S. Keogh	Voluntary/For Cause	**—**	—	—	—	—
	Disability	**8,023,188**	—	428,782	5,262,457	2,331,949
	Retirement	**—**	—	—	—	—
	Death	**8,023,188**	—	428,782	5,262,457	2,331,949
	Not for Cause	**5,399,854**	2,259,263	180,196	1,962,975	997,420
	Change in Control	**10,282,451**	2,259,263	428,782	5,262,457	2,331,949
Jon E. Flaxman[4]	Voluntary/For Cause	**3,545,874**	—	36,754	2,504,224	1,004,896
	Disability	**7,000,160**	—	670,937	3,912,551	2,416,672
	Retirement	**3,545,874**	—	36,754	2,504,224	1,004,896
	Death	**7,000,160**	—	670,937	3,912,551	2,416,672
	Not for Cause	**5,586,393**	2,018,574	—	2,562,923	1,004,896
	Change in Control	**9,018,734**	2,018,574	670,937	3,912,551	2,416,672

[1] Total does not include amounts earned or benefits accumulated due to continued service by the NEO through October 31, 2016, including vested stock options, PCSOs, RSUs, PARSUs, accrued retirement benefits, and vested balances in the EDCP, as those amounts are detailed in the preceding tables. Total also does not include amounts the NEO was eligible to receive under the annual PfR Plan with respect to fiscal 2016 performance.

[2] The amounts reported are the cash benefits payable in the event of a qualifying termination under the SPEO: for CEO, 2x multiple of base pay plus the average of the actual annual incentives paid for the preceding three years; for other NEOs, 1.5x multiple of base pay plus the average of the actual annual incentives paid for the preceding three years.

(3) On an involuntary termination not for cause, covered executives receive pro-rata vesting on unvested equity awards as discussed under "Executive Compensation—Compensation Discussion and Analysis—Severance Plan for Executive Officers." Full vesting of PARSUs based on performance at target levels (to the extent that the actual performance period has not been completed) applies in the event of a termination due to death or disability for all grant recipients. Pro-rata vesting of PARSUs based on actual performance applies in the event of a termination due to retirement for all grant recipients. To calculate the value of unvested PARSUs for purposes of this table, target performance (to the extent that the actual performance period has not been completed) is used since results will not be certified until the end of the two- and three-year performance periods. Full vesting of unvested PCSOs applies in the event of a termination due to death or disability for all grant recipients. PCSOs vest pro-rata in the event of a termination due to retirement, with the exception of Launch Grant PCSOs, which are forfeited. With respect to the treatment of equity in the event of a change in control of HP, the information reported reflects the SPEO approved change in control terms.

(4) As of the end of fiscal 2016, Ms. Lesjak and Mr. Flaxman are retirement eligible (a minimum age of 55 plus years of service equal to or greater than 70 points). In the event that Ms. Lesjak or Mr. Flaxman retires, she or he would receive retirement equity treatment in regards to the long-term incentive programs. Values in the "Voluntary/For Cause" section for Ms. Lesjak and Mr. Flaxman reflect the retirement equity treatment in a voluntary termination.

HP Severance Plan for Executive Officers

An executive will be deemed to have incurred a qualifying termination for purposes of the SPEO if he or she is involuntarily terminated without cause and executes a full release of claims in a form satisfactory to HP promptly following termination. For purposes of the SPEO, "cause" means an executive's material neglect (other than as a result of illness or disability) of his or her duties or responsibilities to HP or conduct (including action or failure to act) that is not in the best interest of, or is injurious to, HP. The material terms of the SPEO are described under "Executive Compensation—Compensation Discussion and Analysis—Severance Plan for Executive Officers."

Narrative to the Potential Payments Upon Termination or Change in Control Table

Voluntary or "For Cause" Termination

In general, an NEO who remained employed through October 31, 2016 (the last day of the fiscal year) but voluntarily terminated employment immediately thereafter, or was terminated immediately thereafter in a "for cause" termination, would be eligible (1) to receive his or her annual incentive amount earned for fiscal 2016 under the PfR Plan (subject to any discretionary downward adjustment or elimination by the HRC Committee prior to actual payment, and to any applicable clawback policy), (2) to exercise his or her vested stock options up to three months following a voluntary termination, and up to the date of termination in the case of termination "for cause", (3) to receive a distribution of vested amounts deferred or credited under the EDCP, and (4) to receive a distribution of his or her vested benefits, if any, under the HP 401(k) and pension plans. An NEO who terminated employment before October 31, 2016, either voluntarily or in a "for cause" termination, would generally not have been eligible to receive any amount under the PfR Plan with respect to the fiscal year in which the termination occurred, except that the HRC Committee has the discretion to make payment of prorated bonus amounts to individuals on leave of absence or in non-pay status, as well as in connection with certain voluntary severance incentives, workforce reductions and similar programs.

"Not for Cause" Termination

A "not for cause" termination of an NEO who remained employed through October 31, 2016 and was terminated immediately thereafter would qualify the NEO for the amounts described above under a "voluntary" termination in addition to benefits under the SPEO if the NEO signs the required release of claims in favor of HP.

In addition to the cash severance benefits and pro-rata equity awards payable under the SPEO, the NEO would be eligible to exercise vested stock options up to one year after termination and receive distributions of vested, accrued benefits from HP deferred compensation and pension plans.

Termination Following a Change in Control

In the event of a change in control of HP, RSUs, stock options and PCSOs will vest in full if the successor does not assume such awards or if an individual is terminated in connection with or following a change in control. Outstanding PARSUs will vest in full upon a termination in connection with or following a change in control, assuming target performance level. Upon failure of the successor to assume outstanding PARSUs in connection with a change in control, the PARSUs will vest in full based on the better of (i) pro-rata vesting at target, and (ii) 100% of units vesting based on actual performance as determined by the Committee within 30 days of change in control.

Death or Disability Terminations

An NEO who continued in employment through October 31, 2016 whose employment is terminated immediately thereafter due to death or disability would be eligible (1) to receive his or her full annual incentive amount earned for fiscal 2016 under the PfR Plan determined by HP in its sole discretion, (2) to receive a distribution of vested amounts deferred or credited under the EDCP, and (3) to receive a distribution of his or her vested benefits under the HP 401(k) and pension plans.

Upon termination due to death or disability, equity awards held by the NEO may vest in full. If termination is due to disability, stock options, RSUs, and PCSOs will vest in full, subject to satisfaction of applicable performance conditions, and must be exercised within three years of termination or by the original expiration date, if earlier; all unvested portions of the PARSUs, including any amounts for dividend equivalent payments, shall vest based on performance at target levels. If termination is due to the NEO's death, stock options, RSUs and PCSOs will vest in full and must be exercised within one year of termination or by the original expiration date, if earlier; all unvested portions of the PARSUs, including any amounts for dividend equivalent payments, shall vest based on performance at target levels.

HP Severance Policy for Senior Executives

Under the HP Severance Policy for Senior Executives adopted by the Board in July 2003 (the "HP Severance Policy"), HP will seek stockholder approval for future severance agreements, if any, with certain senior executives that provide specified benefits in an amount exceeding 2.99 times the sum of the executive's current annual base salary plus annual target cash bonus, in each case as in effect immediately prior to the time of such executive's termination. Individuals subject to this policy consist of the Section 16 officers designated by the Board. In implementing this policy, the Board may elect to seek stockholder approval after the material terms of the relevant severance agreement are agreed upon.

For purposes of determining the amounts subject to the HP Severance Policy, benefits subject to the limit generally include cash separation payments that directly relate to extraordinary benefits that are not available to groups of employees other than the Section 16 officers upon termination of employment. Benefits that have been earned or accrued, as well as prorated bonuses, accelerated stock or option vesting and other benefits that are consistent with our practices applicable to employees other than the Section 16 officers, are not counted against the limit. Specifically, benefits subject to the HP Severance Policy include: (a) separation payments based on a multiplier of salary plus target bonus, or cash amounts payable for the uncompleted portion of employment agreements; (b) the value of any service period credited to a Section 16 officer in excess of the period of service actually provided by such Section 16 officer for purposes of any employee benefit plan; (c) the value of benefits and perquisites that are inconsistent with our practices applicable to one or more groups of employees in addition to, or other than, the Section 16 officers ("Company Practices"); and (d) the value of any accelerated vesting of any stock options, stock appreciation rights, restricted stock or long-term cash incentives that is inconsistent with Company Practices. The following benefits are not subject to the HP Severance Policy, either because they have been previously earned or accrued by the employee or because they are consistent with Company Practices: (i) compensation and benefits earned, accrued, deferred or otherwise provided for employment services rendered on or prior to the date of termination of employment pursuant to bonus, retirement, deferred compensation or other benefit plans (*e.g.*, 401(k) Plan distributions, payments pursuant to retirement plans, distributions under deferred compensation plans or payments for accrued benefits such as unused vacation days), and any amounts earned with respect to such compensation and benefits in accordance with the terms of the applicable plan; (ii) payments of prorated portions of bonuses or prorated long-term incentive payments that are consistent with Company Practices; (iii) acceleration of the vesting of stock options, stock appreciation rights, restricted stock, RSUs or long-term cash incentives that is consistent with Company Practices; (iv) payments or benefits required to be provided by law; and (v) benefits and perquisites provided in accordance with the terms of any benefit plan, program or arrangement sponsored by HP or its affiliates that are consistent with Company Practices.

For purposes of the HP Severance Policy, future severance agreements include any severance agreements or employment agreements containing severance provisions that we may enter into after the adoption of the HP Severance Policy by the Board, as well as agreements renewing, modifying or extending such agreements. Future severance agreements do not include retirement plans, deferred compensation plans, early retirement plans, workforce restructuring plans, retention plans in connection with extraordinary transactions or similar plans or agreements entered into in connection with any of the foregoing, provided that such plans or agreements are applicable to one or more groups of employees in addition to the Section 16 officers.

HP Retirement Arrangements

Upon retirement immediately after October 31, 2016 with a minimum age of 55 plus years of service equal to or greater than 70 points, HP employees in the United States receive full vesting of time-based options granted under our stock plans with a three-year post-termination exercise period. PCSOs, with the exception of Launch Grant PCSOs, which are forfeited, will receive prorated vesting if the stock price appreciation conditions are met and may vest on a prorated basis post-termination to the end of the performance period, subject to stock price appreciation conditions and certain post-employment restrictions. Awards under the PARSU program, if any, are paid on a prorated basis to participants at the end of the performance period based on actual results, and bonuses, if any, under the PfR Plan may be paid in prorated amounts at the discretion of management based on actual results. In accordance with Section 409A of the Code, certain amounts payable upon retirement (or other termination) of the NEOs and other key employees will not be paid out for at least six months following termination of employment.

We sponsor two retiree medical programs in the United States, one of which provides subsidized coverage for eligible participants based on years of service. Eligibility for this program requires that participants have been employed by HP before January 1, 2003 and have met other age and service requirements. Mr. Flaxman is eligible for this program.

The other U.S. retiree medical program we sponsor provides eligible retirees with access to coverage at group rates only, with no direct subsidy provided by HP. As of the end of fiscal 2016, Ms. Lesjak is eligible to retire under this program. All of the other NEOs could be eligible for this program if they retire from HP on or after age 55 with at least ten years of qualifying service or 80 age plus service points. In addition, beginning at age 45, eligible U.S. employees may participate in the HP Retirement Medical Savings Account Plan (the "RMSA"), under which certain participants are eligible to receive HP matching credits of up to $1,200 per year, beginning at age 45, up to a lifetime maximum of $12,000, which can be used to cover the cost of such retiree medical coverage (or other qualifying medical expenses) if the employee retires from HP on or after age 55 with at least ten years of qualifying service or 80 age plus service points. Ms. Lesjak is the only NEO eligible for the HP matching credits under the RMSA.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of October 31, 2016.

Plan Category	Common shares to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[2] (b)	Common shares available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by HP stockholders	56,214,355[3]	$12.3968	453,864,585[4]
Equity compensation plans not approved by HP stockholders	—	—	—
Total	56,214,355	$12.3968	453,864,585

[1] This column does not reflect awards of options and RSUs assumed in acquisitions where the plans governing the awards were not available for future awards as of October 31, 2016. As of October 31, 2016, individual awards of options and RSUs to purchase a total of 96,663 shares were outstanding pursuant to awards assumed in connection with acquisitions and granted under such plans at a weighted-average exercise price of options of $7.7630.

[2] This column does not reflect the exercise price of shares underlying the assumed options referred to in footnote (1) to this table or the purchase price of shares to be purchased pursuant to the ESPP or the legacy HP Employee Stock Purchase Plan (the "Legacy ESPP"). In addition, the weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding awards of RSUs and PARSUs, which have no exercise price.

[3] Includes awards of options and RSUs outstanding under the ESPP, the 2004 Plan and the HP 2000 Stock Plan. Also includes awards of PARSUs representing 2,691,161 shares that may be issued under the 2004 Plan. Each PARSU award reflects a target number of shares that may be issued to the award recipient. HP determines the actual number of shares the recipient receives at the end of a three-year performance period based on results achieved compared with Company performance goals and stockholder return relative to the market. The actual number of shares that a grant recipient receives at the end of the period may range from 0% to 200% of the target number of shares.

[4] Includes (i) 369,371,458 shares available for future issuance under the 2004 Plan; (ii) 80,401,136 shares available for future issuance under the ESPP; (iii) 2,725,611 shares available for future issuances under the Legacy ESPP, a plan under which employee stock purchases are no longer made; and (iv) 1,366,380 shares are reserved for issuance under our Service Anniversary Stock Plan, a plan under which awards are no longer granted. Taking into account these adjustments, 449,772,594 shares were available for future grants as of October 31, 2016.

Management Proposal No. 4	Advisory Vote on the Frequency of Future "Say on Pay" Votes
	 The Board recommends a vote FOR approval of an ANNUAL advisory vote on the compensation of HP's named executive officers.

Under the Dodd-Frank Act, HP stockholders are being asked to vote, on an advisory or non-binding basis, on how frequently they would like to cast an advisory vote on the compensation of HP's named executive officers. By voting on this proposal, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two, or three years. Our prior say-on-frequency vote occurred in 2011. At that year's meeting, stockholders agreed with the Board's recommendation that advisory votes on executive compensation should occur every year. Although this vote is non-binding, the Board and the HRC Committee value the views of our stockholders and will review the voting results. However, the Board may decide that it is in the best interests of HP and its stockholders to hold an advisory vote more or less frequently than the alternative that has been selected by our stockholders.

After careful consideration of the frequency alternatives, and given the ongoing cadence of dialogue between HP and its stockholders on executive compensation matters, the Board believes that conducting an advisory vote on executive compensation on an annual basis is currently appropriate for HP and its stockholders.

Vote Required

The affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting is required for advisory approval of this proposal.

Ownership of our Stock

Common Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 31, 2016 concerning beneficial ownership by:

- holders of more than 5% of HP's outstanding shares of common stock;
- our directors and nominees;
- each of the named executive officers listed in the Summary Compensation Table on page 47; and
- all of our directors and executive officers as a group.

The information provided in the table is based on our records, information filed with the SEC and information provided to HP, except where otherwise noted.

The number of shares beneficially owned by each entity or individual is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting or investment power and also any shares that the entity or individual has the right to acquire as of March 1, 2017 (60 days after December 31, 2016) through the exercise of any stock options, through the vesting/settlement of RSUs payable in shares, or upon the exercise of other rights. Beneficial ownership excludes options or other rights vesting after March 1, 2017 and any RSUs vesting/settling, as applicable, on or before March 1, 2017 that may be payable in cash or shares at HP's election. Unless otherwise indicated, each person has sole voting and investment power (or shares such power with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding
Dodge & Cox[1]	139,751,357	8.2%
BlackRock, Inc.[2]	102,358,472	6.0%
The Vanguard Group[3]	119,565,335	7.0%
Aida M. Alvarez	—	*
Shumeet Banerji	45,623	*
Carl Bass	4,234	*
Robert R. Bennett	21,544	*
Charles V. Bergh	4,234	*
Stacy Brown-Philpot	4,234	*
Stephanie A. Burns	4,234	*
Mary Anne Citrino	4,234	*
Rajiv L. Gupta[4]	267,896	*
Stacey Mobley	4,234	*
Subra Suresh	4,234	*
Dion J. Weisler[5]	1,501,902	*
Margaret C. Whitman[6]	5,998,430	*
Jon Flaxman[7]	357,475	*
Tracy S. Keogh[8]	476,108	*
Catherine A. Lesjak[9]	960,465	*
Kim M. Rivera	—	*
All current executive officers and directors as a group (20 persons)[10]	10,529,377	*

* Represents holdings of less than 1% based on 1,703,985,486 shares of our common stock outstanding as of December 31, 2016.

(1) Based on the most recently available Schedule 13G/A filed with the SEC on February 14, 2017 by Dodge & Cox. According to its Schedule 13G/A, Dodge & Cox reported having sole voting power over 132,962,056 shares, shared voting power over no shares, sole dispositive power over 139,751,357 shares and shared dispositive power over no shares. The securities reported on the Schedule 13G/A are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act of 1940 and other managed accounts, and which clients have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, HP's stock. The Schedule 13G/A contained information as of December 31, 2016 and may not reflect current holdings of HP's stock. The address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.

(2) Based on the most recently available Schedule 13G/A filed with the SEC on January 24, 2017 by BlackRock, Inc. According to its Schedule 13G/A, BlackRock, Inc. reported having sole voting power over 85,530,955 shares, shared voting power over 70,320 shares, sole dispositive power over 102,288,152 shares and shared dispositive power over 70,320 shares. The Schedule 13G/A contained information as of December 31, 2016 and may not reflect current holdings of HP's stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(3) Based on the most recently available Schedule 13G/A filed by the Vanguard Group on February 13, 2017. According to its Schedule 13G/A, the Vanguard Group reported having sole voting power over 2,713,198 shares, shared voting power over 312,493 shares, sole dispositive power over 116,576,739 shares, and shared dispositive power over 2,988,596 shares. The Schedule 13G/A contained information as of December 31, 2016 and may not reflect current holdings of HP's stock. The address for the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Includes 156,280 shares that Mr. Gupta has the right to acquire by exercise of stock options.

(5) Includes 1,162,405 shares that Mr. Weisler has the right to acquire by exercise of stock options.

(6) Includes 66 shares held by Ms. Whitman indirectly through a trust and 5,541,022 shares that Ms. Whitman has the right to acquire by exercise of stock options.

(7) Includes 270,262 shares that Mr. Flaxman has the right to acquire by exercise of stock options.

(8) Includes 265,600 shares that Ms. Keogh has the right to acquire by exercise of stock options.

(9) Includes 306 shares held by Ms. Lesjak's spouse and 697,960 shares that Ms. Lesjak has the right to acquire by exercise of stock options.

(10) Includes 8,093,529 shares that current executive officers and directors have the right to acquire by exercise of stock options.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of HP's stock to file reports with the SEC regarding their ownership and changes in ownership of our securities. Based upon our examination of the copies of Forms 3, 4, and 5, and amendments thereto furnished to us and the written representations of our directors, executive officers and 10% stockholders, we believe that, during fiscal 2016, our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements.



Other Matters

Questions and Answers

Proxy Materials

1. Why am I receiving these materials?

We have made these materials available to you or delivered paper copies to you by mail in connection with our annual meeting of stockholders, which will take place online on Monday, April 17, 2017. As a stockholder, you are invited to participate in the annual meeting via live audio webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under the SEC rules and that is designed to assist you in voting your shares. See Questions 17 and 18 below for information regarding how you can vote your shares at the annual meeting or by proxy (without attending the annual meeting).

2. What is included in the proxy materials?

The proxy materials include:

- our proxy statement for the 2017 annual meeting of stockholders; and
- our 2016 Annual Report, which includes our Annual Report on Form 10-K for the fiscal year ended October 31, 2016.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction card for the annual meeting. If you received a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials, see Questions 17 and 18 below for information regarding how you can vote your shares.

3. What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the Board and Board committees, the compensation of our directors and certain executive officers for fiscal 2016 and other required information.

4. Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the full set of proxy materials?

This year, we are again using the SEC rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our stockholders a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the notice of the Internet availability of the proxy materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

5. Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

We are providing some of our stockholders, including stockholders who have previously requested to receive paper copies of the proxy materials and some of our stockholders who are living outside of the United States, with paper copies of the proxy materials instead of a notice of the Internet availability of the proxy materials.

In addition, we are providing proxy materials or notice of the Internet availability of the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials or notice electronically. Those stockholders should receive an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

6. How can I access the proxy materials over the Internet?

Your notice of the Internet availability of the proxy materials, proxy card or voting instruction card will contain instructions on how to:

- view our proxy materials for the annual meeting on the Internet; and
- instruct us to send our future proxy materials to you electronically by e-mail.

Our proxy materials are available at www.proxyvote.com/HP. Please have your 16-digit control number available to access them.

Our proxy materials are also publicly available on our dedicated annual meeting website at www.hpannualmeeting.com.

Your notice of the Internet availability of the proxy materials, proxy card or voting instruction card will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Choosing to access your future proxy materials electronically will help us conserve natural resources and reduce the costs of distributing our proxy materials. If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until you terminate it.

7. How may I obtain a paper copy of the proxy materials?

Stockholders receiving a notice of the Internet availability of the proxy materials will find instructions about how to obtain a paper copy of the proxy materials on their notice. Stockholders receiving notice of the Internet availability of the proxy materials by e-mail will find instructions about how to obtain a paper copy of the proxy materials as part of that e-mail. All stockholders who do not receive a notice or an e-mail will receive a paper copy of the proxy materials by mail.

8. I share an address with another stockholder, and we received only one paper copy of the proxy materials or notice of the Internet availability of the proxy materials. How may I obtain an additional copy?

If you share an address with another stockholder, you may receive only one paper copy of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, unless you have provided contrary instructions. If you are a beneficial owner and wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials now, please request the additional copy by contacting your individual broker. If you wish to receive a separate set of the proxy materials or notice of the Internet availability of the proxy materials now, please request the additional copy by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

By Internet: www.proxyvote.com/HP
By telephone: 1-800-579-1639
By e-mail: sendmaterial@proxyvote.com

If you request a separate set of the proxy materials or notice of Internet availability of the proxy materials by e-mail, please be sure to include your control number in the subject line. A separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, will be sent promptly following receipt of your request.

If you are a stockholder of record and wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, in the future, please contact our transfer agent. See Question 22 below.

If you are the beneficial owner of shares held through a broker, trustee or other nominee and you wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, in the future, please call Broadridge at:

1-866-540-7095

All stockholders also may write to HP at the address below to request a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable:

NASDAQ
Print and Distribution Services
325 Donald Lynch Blvd, Suite 120
Marlborough, MA 01752-4724

9. I share an address with another stockholder, and we received more than one paper copy of the proxy materials or notice of the Internet availability of the proxy materials. How do we obtain a single copy in the future?

Stockholders of record sharing an address who are receiving multiple copies of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, and who wish to receive a single copy of such materials in the future may contact our transfer agent. See Question 22 below.

Beneficial owners of shares held through a broker, trustee or other nominee sharing an address who are receiving multiple copies of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

1-866-540-7095

10. What should I do if I receive more than one notice or e-mail about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

You may receive more than one notice, more than one e-mail or more than one paper copy of the proxy materials, including multiple paper copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate notice, a separate e-mail or a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one notice, more than one e-mail or more than one proxy card. To vote all of your shares by proxy, you must complete, sign, date and return each proxy card and voting instruction card that you receive and vote over the Internet the shares represented by each notice and e-mail that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices or e-mails).

11. How may I obtain a copy of HP's 2016 Form 10-K and other financial information?

Stockholders may request a free copy of our combined 2016 Annual Report and 2017 Proxy Statement, which includes our 2016 Form 10-K, from:

NASDAQ
Print and Distribution Services
325 Donald Lynch Blvd, Suite 120
Marlborough, MA 01752-4724
www.hp.com/investor/informationrequest

Alternatively, stockholders can access the 2016 Annual Report on HP's Annual Meeting site:

www.hpannualmeeting.com.

All of HP's filings, including the 2016 Form 10-K are also available on HP's Investor Relations site:

www.hp.com/investor/home

We also will furnish any exhibit to the 2016 Form 10-K if specifically requested.

Voting Information

12. What proposals will be voted at the meeting? How does the Board recommend that I vote and what is the voting requirement for each of the proposals?

Proposals	Board Recommendation	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Election of Directors	FOR EACH NOMINEE	Majority of votes cast	None	None
Ratification of Independent Registered Public Accounting Firm	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote	Same as "AGAINST"	No Broker Non-Votes (Routine Matter)
Advisory Vote to Approve Executive Compensation ("Say on Pay" Vote)	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote	Same as "AGAINST"	None
Advisory Vote to Set the Frequency of Future "Say on Pay" Votes	FOR ANNUAL	Majority of the shares present, in person or represented by proxy, and entitled to vote	Same as "AGAINST"	None

We also will consider any other business that properly comes before the annual meeting. See Question 29 below.

13. What are broker non-votes?

If you are the beneficial owner of shares held in the name of a broker, trustee or other nominee and do not provide that broker, trustee or other nominee with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Under the rules of the New York Stock Exchange, brokers, trustees or other nominees may generally vote on routine matters but cannot vote on non-routine matters. Only Proposal No. 2 (ratifying the appointment of the independent registered public accounting firm) is considered a routine matter. The other proposals are not considered routine matters, and without your instructions, your broker cannot vote your shares. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you vote by proxy card or voting instruction card and sign the card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, FOR the approval of an amendment extending the term of our PfR Plan, FOR the approval of the compensation of our named executive officers ("say on pay" vote), and FOR the ANNUAL frequency of future "say on pay" votes.

For any shares you hold in HP 401(k) Plan, if your voting instructions are not received by 11:59 p.m., Eastern Time, on April 12, 2017, your shares will be voted in proportion to the way the shares held by the other HP 401(k) Plan participants are voted, except as may be otherwise required by law.

14. Is cumulative voting permitted for the election of directors?

No, you may not cumulate your votes in the election of directors. Last year, our stockholders approved an amendment to the Certificate of Incorporation eliminating cumulative voting. Therefore, cumulative voting is no longer available to our stockholders.

15. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a broker, trustee or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- **Stockholder of Record**—If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the "stockholder of record." As the stockholder of record, you have the right to grant your voting proxy directly to HP or to a third party, or to vote your shares during the meeting.

- **Beneficial Owner**—If your shares are held in a brokerage account, by a trustee or by another nominee (that is, in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner of those shares, you have the right to direct your broker, trustee or nominee how to vote, or to vote your shares during the annual meeting (other than shares held in the HP's 401(k) Plan (the "HP 401(k) Plan"), which must be voted prior to the annual meeting).

16. Who is entitled to vote and how many shares can I vote?

Each holder of shares of HP common stock issued and outstanding as of the close of business on February 16, 2017, the record date for the annual meeting, is entitled to cast one vote per share on all items being voted upon at the annual meeting. You may vote all shares owned by you as of this time, including (1) shares held directly in your name as the stockholder of record, including shares purchased through our dividend reinvestment program and employee stock purchase plans, and shares held through our Direct Registration Service; and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee.

On the record date, HP had approximately 1,690,781,974 shares of common stock issued and outstanding.

17. How can I vote my shares during the annual meeting?

This year's annual meeting will be held entirely online to allow greater participation. Stockholders may participate in the annual meeting by visiting either of the following websites:

www.hpannualmeeting.com or
www.hp.onlineshareholdermeeting.com

To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials.

Shares held in your name as the stockholder of record may be voted electronically during the annual meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted electronically during the annual meeting, except that shares held in the HP 401(k) Plan cannot be voted electronically during the annual meeting. If you hold shares in the HP 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on April 12, 2017 for the trustee to vote your shares. However, holders of shares in the HP 401(k) Plan will still be able to view the annual meeting webcast and ask questions during the annual meeting.

Even if you plan to participate in the annual meeting online, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to participate in the annual meeting.

18. How can I vote my shares without participating in the annual meeting?

Whether you hold shares directly as the stockholder of record or through a broker, trustee or other nominee as the beneficial owner, you may direct how your shares are voted without participating in the annual meeting. There are three ways to vote by proxy:

- **VIA THE INTERNET:** Stockholders who have received a notice of the Internet availability of the proxy materials by mail may submit proxies over the Internet by following the instructions on the notice. Stockholders who have received notice of the Internet availability of the proxy materials by e-mail may submit proxies over the Internet by following the instructions included in the e-mail. Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.
- **VIA TELEPHONE:** Stockholders of record who live in the United States or Canada may submit proxies by telephone by calling 1-800-690-6903 and following the instructions. Stockholders of record who have received a notice of the Internet availability of the proxy materials by mail must have the control number that appears on their notice available when voting. Stockholders of record who received notice of the Internet availability of the proxy materials by e-mail must have the control number included in the e-mail available when voting. Stockholders of record who have received a proxy card by mail must have the control number that appears on their proxy card available when voting. Most stockholders who are beneficial owners of their shares living in the United States or Canada and who have received a voting instruction card by mail may vote by phone by calling the number specified on the voting instruction card provided by their broker, trustee or nominee. Those stockholders should check the voting instruction card for telephone voting availability.
- **VIA MAIL:** Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

19. What is the deadline for voting my shares?

If you hold shares as the stockholder of record, or through HP's 2011 Employee Stock Purchase Plan (the "ESPP"), your vote by proxy must be received before the polls close during the annual meeting.

If you hold shares in the HP 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on April 12, 2017 for the trustee to vote your shares. If you are the beneficial owner of shares held through a broker, trustee or other nominee, please follow the voting instructions provided by your broker, trustee or nominee.

20. May I change my vote or revoke my proxy?

You may change your vote or revoke your proxy at any time prior to the vote during the annual meeting, except that any change to your voting instructions for shares held in the HP 401(k) Plan must be provided by 11:59 p.m., Eastern Time, on April 12, 2017 as described above.

If you are the stockholder of record, you may change your vote by: (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy); (2) providing a written notice of revocation to the Corporate Secretary at the address below in Question 33 prior to your shares being voted; or (3) participating in the annual meeting and voting your shares electronically during the annual meeting. Participation in the annual meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. For shares you hold beneficially in the name of a broker, trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or by participating in the meeting and electronically voting your shares during the meeting (except that shares held in the HP 401(k) Plan cannot be voted electronically at the annual meeting).

21. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, either within HP or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the votes; and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide on their proxy card written comments, which are then forwarded to management.

22. What if I have questions for our transfer agent?

Please contact our transfer agent, at the phone number or address listed below, with questions concerning stock certificates, dividend checks, transfer of ownership or other matters pertaining to your stock account.

Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
1-800-286-5977 (U.S. and Canada)
1-651-450-4064 (International)

A dividend reinvestment and stock purchase program is also available through our transfer agent. For information about this program, please contact our transfer agent as follows:

Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
1-800-286-5977 (U.S. and Canada)
1-651-450-4064 (International)

23. How can I attend the annual meeting?

This year's annual meeting will be a completely virtual meeting of stockholders, which will be conducted through an audio webcast. You are entitled to participate in the annual meeting only if you were an HP stockholder or joint holder as of the close of business on February 16, 2017 or if you hold a valid proxy for the annual meeting.

You will be able to attend the annual meeting of stockholders online and submit your questions during the meeting by visiting www.hpannualmeeting.com or www.hp.onlineshareholdermeeting.com. You also will be able to vote your shares electronically at the annual meeting (other than shares held through the HP 401(k) Plan, which must be voted prior to the meeting).

To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials.

The meeting webcast will begin promptly at 2:00 p.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online access to the meeting will open at 1:30 p.m., Pacific Time, and you should allow ample time to log in to the meeting webcast and test your computer audio system.

24. What is the pre-meeting forum and how can I access it?

The online format for the annual meeting allows us to communicate more effectively with you. Our pre-meeting forum, where you can submit questions in advance of the annual meeting, can be entered by visiting our dedicated annual meeting website www.hpannualmeeting.com or by visiting www.proxyvote.com/HP. The annual meeting website also contains the contents of this proxy statement in a user-friendly format and has complete PDF copies of our proxy statement and annual report available for download.

25. Why a virtual meeting?

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. Hosting a virtual meeting will enable increased stockholder attendance and participation since stockholders can participate from any location around the world.

You will be able to attend the annual meeting of stockholders online and submit your questions during the meeting by visiting www.hpannualmeeting.com or www.hp.onlineshareholdermeeting.com. You also will be able to vote your shares electronically at the annual meeting (other than shares held through the HP 401(k) Plan, which must be voted prior to the meeting).

26. What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

1-855-449-0991 (Toll-free)
1-720-378-5962 (Toll line)

27. How many shares must be present or represented to conduct business at the annual meeting?

The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of shares of HP common stock entitled to vote must be present in person or represented by proxy. Both abstentions and broker non-votes described previously in Question 13 above are counted for the purpose of determining the presence of a quorum.

28. What if a quorum is not present at the annual meeting?

If a quorum is not present at the scheduled time of the annual meeting, then either the chairman of the annual meeting or the stockholders by vote of the holders of a majority of the stock present in person or represented by proxy at the annual meeting are authorized by our Bylaws to adjourn the annual meeting until a quorum is present or represented.

29. What happens if additional matters are presented at the annual meeting?

Other than the four items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, Dion J. Weisler, Catherine A. Lesjak and Kim M. Rivera, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any reason any of the nominees named in this proxy statement is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board or the Board may choose to reduce the size of the Board.

30. Who will serve as inspector of elections?

The inspector of elections will be a representative from an independent firm, Broadridge.

31. Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the annual meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days of the annual meeting.

32. Who will bear the cost of soliciting votes for the annual meeting?

HP is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We also have hired Innisfree M&A Incorporated ("Innisfree") to assist us in the solicitation of votes described above. We will pay Innisfree a base fee of $20,000 plus customary costs and expenses for these services. We have agreed to indemnify Innisfree against certain liabilities arising out of or in connection with these services. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

33. What is the deadline to propose actions (other than director nominations) for consideration at next year's annual meeting of stockholders?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the Corporate Secretary must receive the written proposal at our principal executive offices no later than October 20, 2017. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
HP Inc.
1501 Page Mill Road
Palo Alto, California 94304
Fax: 650-275-9138

For a stockholder proposal that is not intended to be included in our proxy statement for next year's annual meeting under Rule 14a-8, the stockholder must provide the information required by our Bylaws and give timely notice to the Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by the Corporate Secretary:

- not earlier than the close of business on December 18, 2017; and
- not later than the close of business on January 17, 2018.

If the date of the stockholder meeting is moved more than 30 days before or 60 days after the anniversary of our annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and not later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

Deadlines for the nomination of director candidates are discussed in Question 35 below.

34. How may I recommend individuals to serve as directors and what is the deadline for a director recommendation?

You may recommend director candidates for consideration by the NGSR Committee. Any such recommendations should include verification of the stockholder status of the person submitting the recommendation and the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at the address of our principal executive offices set forth in Question 33 above. See "Proposal No. 1—Election of Directors—Director Nominees and Director Nominees' Experience and Qualifications" for more information regarding our Board membership criteria.

A stockholder may send a recommended director candidate's name and information to the Board at any time. Generally, such proposed candidates are considered at the first or second Board meeting prior to the issuance of the proxy statement for our annual meeting.

35. How may I nominate individuals to serve as directors and what are the deadlines for a director nomination?

Our Bylaws permit stockholders to nominate directors for consideration at an annual meeting. To nominate a director for consideration at an annual meeting, a nominating stockholder must provide the information required by our Bylaws and give timely notice of the nomination to the Corporate Secretary in accordance with our Bylaws, and each nominee must meet the qualifications required by our Bylaws. To nominate a director for consideration at next year's annual meeting (but not for inclusion in our annual proxy statement), in general the notice must be received by the Corporate Secretary between the close of business on December 18, 2017 and the close of business on January 17, 2018, unless the annual meeting is moved by more than 30 days before or 60 days after the anniversary of the prior year's annual meeting, in which case the deadline will be as described in Question 33 above.

In addition, our Bylaws provide that under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in our annual meeting proxy statement. These proxy access provisions of our Bylaws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include director candidates in our annual meeting proxy statement must own 3% or more of HP's outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any annual meeting proxy statement cannot exceed 20% of the number of directors then serving on the Board. If 20% is not a whole number, the maximum number of stockholder-nominated candidates would be the closest whole number below 20%. Based on the current Board size of 12 directors, the maximum number of proxy access candidates that we would be required to include in our proxy materials for an annual meeting is two. Nominees submitted under the proxy access procedures that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 20% maximum has been reached. If the number of stockholder-nominated candidates exceeds 20%, each nominating stockholder or group of stockholders may select one nominee for inclusion in our proxy materials until the maximum

number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of HP common stock held by each nominating stockholder or group of stockholders. The nominating stockholder or group of stockholders also must deliver the information required by our Bylaws, and each nominee must meet the qualifications required by our Bylaws. Requests to include stockholder-nominated candidates in our proxy materials for next year's annual meeting must be received by the Corporate Secretary:

- not earlier than the close of business on November 18, 2017; and
- not later than the close of business on December 18, 2017.

36. How may I obtain a copy of the provisions of our Bylaws regarding stockholder proposals and director nominations?

You may contact the Corporate Secretary at our principal executive offices for a copy of the relevant Bylaws provisions regarding the requirements for making stockholder proposals and nominating director candidates. Our Bylaws also are available on our investor relations website at www.hp.com/investor/home.

37. Who can help answer my questions?

If you have any questions about the annual meeting or how to vote or revoke your proxy, you should contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders: (877) 750-5838 (U.S. and Canada)
(412) 232-3651 (International)
Banks and brokers (call collect):
(212) 750-5833